Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

ARMSTRONG FLOORING, INC.

AND

TARZAN HOLDCO, INC.

DATED AS OF NOVEMBER 14, 2018

4.14	Environmental, Health and Safety Matters	32
4.15	Realty	33
4.16	Personal Property	35
4.17	Labor and Employment Matters	35
4.18	Intellectual Property	36
4.19	Improper and Other Payments	38
4.20	Insurance	38
4.21	Sufficiency of Assets	38
4.22	Brokers	39
4.23	Inventory	39
4.24	Notes and Accounts Receivable	39
4.25	Product Warranty and Liability	39
4.26	Suppliers and Customers	40
4.27	Bank Accounts, Powers of Attorney	40
4.28	Disclaimer of Seller	40

	Article V

	REPRESENTATIONS AND WARRANTIES OF BUYER

5.1	Organization	41
5.2	Authority; Enforceability	41
5.3	No Conflict; Required Filings and Consents	42
5.4	Brokers	42
5.5	Absence of Litigation	42
5.6	Sufficient Funds	42
5.7	Solvency	43
5.8	Investment Intent	43
5.9	Legal Requirements and Approvals	44
5.10	Knowledge of Breach	44
5.11	Inspection; No Other Representations	44

	Article VI

	COVENANTS

6.1	Affirmative Covenants of Seller	45
6.2	Negative Covenants of Seller	45
6.3	Access and Information	48
6.4	Confidentiality	49
6.5	Continuation of Indemnification	49
6.6	Employee Matters	50
6.7	Financing Activities	53
6.8	Release of Liens, Indebtedness	54
6.9	R&W Insurance Policy`	55
6.10	Pre-Closing Insurance Claims	55
6.11	Restriction on Competition	56
6.12	Restriction on Solicitation	57
6.13	Separation Matters	57

	Article VII

	ADDITIONAL AGREEMENTS

7.1	Tax Matters	62
7.2	Appropriate Action; Consents; Filings	65
7.3	Public Announcements	67
7.4	Retention and Access to Records	67
7.5	Termination of Affiliate Transactions	68
7.6	Special Indemnity	68
7.7	Further Assurances	68

	Article VIII

	CLOSING CONDITIONS

8.1	Conditions to Obligations of Each Party Under This Agreement	69
8.2	Additional Conditions to Obligations of Buyer	69
8.3	Additional Conditions to Obligations of Seller	70

	Article IX

	TERMINATION

9.1	Termination	70
9.2	Effect of Termination	71

	Article X

	GENERAL PROVISIONS

10.1	Notices	72
10.2	Non-Survival of Representations and Warranties; Exclusive Remedy	73
10.3	Amendment	73
10.4	Waiver	73
10.5	Headings	73
10.6	Severability	73
10.7	Entire Agreement	74
10.8	Assignment	74
10.9	Parties in Interest	74
10.10	Failure or Delay Not Waiver; Remedies Cumulative	74
10.11	Specific Performance	74
10.12	Governing Law; Jurisdiction Waiver of Jury Trial	75
10.13	Counterparts	76

10.14	Interpretation	76
10.15	Fees, Expenses and Other Payments	76
10.16	Non-Recourse	77
10.17	Certain Legal Representation Matters	77
10.18	Jointly Drafted	78
10.19	Time of the Essence	78

Exhibit A	R&W Insurance Policy
Exhibit B	Form of Transition Services Agreement
Exhibit C	Form of Intellectual Property Agreement
Exhibit D	Equity Commitment Letter
Exhibit E	Form of Economic Benefits Agreement
Exhibit F	Form of Sublease

Schedule A	Working Capital Schedule

v

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of November 14, 2018, by and between Armstrong Flooring, Inc., a Delaware corporation (“Seller”), and Tarzan HoldCo, Inc., a Delaware corporation (“Buyer”).

RECITALS

WHEREAS, Seller is the record and beneficial owner of all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Armstrong Wood Products, Inc., a Delaware corporation (the “Company”);

WHEREAS, the Company directly or indirectly owns all of the issued and outstanding shares of common stock of each of Armstrong Hardwood Flooring Company, a Tennessee corporation (“AHFC”) and HomerWood Hardwood Flooring Company, a Delaware corporation (“HHFC,” and together with AHFC, the “Company Subsidiaries”);

WHEREAS, the Company and the Company Subsidiaries are primarily engaged in the Business;

WHEREAS, Buyer desires to purchase and acquire from Seller, and Seller desires to sell and transfer to Buyer, all of Seller’s right, title and interest in and to the Company and the Company Subsidiaries by way of a purchase by Buyer and sale by Seller of the Shares, all upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, the board of directors of Seller and the board of directors of Buyer have approved this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements of the parties set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions.

“Accounting Firm” has the meaning set forth in Section 2.3(b).

“Accounts Receivable” means all accounts or notes receivable held by the Company or Company Subsidiaries, or for the benefit of the Company or Company Subsidiaries, whether billed or unbilled, and any security claim, remedy or other right related to any of the foregoing.

“Action” means any action, complaint, claim, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, or appellate proceeding), hearing, inquiry, investigation or audit commenced, brought, conducted or heard by or before any Governmental Entity.

“Actual Closing Cash and Cash Equivalents” has the meaning set forth in Section 2.3(b).

“Actual Closing Indebtedness” has the meaning set forth in Section 2.3(b).

“Actual Closing Working Capital” has the meaning set forth in Section 2.3(b).

“Actual Transaction Expenses” has the meaning set forth in Section 2.3(b).

“Affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreement” means the R&W Insurance Policy, the Intellectual Property Agreement, the Transition Services Agreement, the Economic Benefits Agreement, the Equity Commitment Letter and the Sublease.

“Assign” means to contribute, assign, transfer, convey and deliver, as applicable, the rights and obligations of any Wood Contract.

“Associate” has the meaning set forth in Rule 12b-2 under the Exchange Act.

“Assumed Business Liabilities” means those liabilities and obligations of Seller and the Retained Subsidiaries to the extent arising from the ownership, operation or conduct of the Business prior to the Closing, including (i) all liabilities and obligations of Seller and the Retained Subsidiaries under the Wood Contracts, and all the liabilities and obligations of Seller and the Retained Subsidiaries under the Shared Contracts, to the extent related to the Business and agreed to be performed or satisfied by Buyer under Section 3 of the Economic Benefit Agreement (the “EBA Assumed Liabilities”); (ii) all liabilities and obligations of Seller and the Retained Subsidiaries with respect to outstanding purchase orders for products of the Business; (iii) all accounts payable with respect to the Business, but solely to the extent included in the calculation of the Actual Closing Working Capital; (iv) all liabilities and obligations of Seller or any Retained Subsidiary in respect of, related to or arising from customer, builder, developer distributor and product rebates, chargebacks, credits, product returns or expirations to the extent related to the Business; and (v) all liabilities and obligations arising from the sale of products of the Business prior to the Closing. Notwithstanding the foregoing, Assumed Business Liabilities shall not include (A) any Indebtedness of Seller or any Retained Subsidiary; (B) any intercompany accounts payable and other liabilities that are owed or payable to Seller or any Retained Subsidiary; (C) any liabilities of Seller or any Retained Subsidiary for Taxes; (D) except to the extent expressly set forth above, any liabilities or obligations of Seller or any Retained Subsidiary to the extent based upon, arising out of or otherwise related in any manner to the use or operation of any business other than the Business, (E) any liabilities to which the Seller expressly has responsibility pursuant to the terms of this Agreement, (F) any rights to any action, suit or claim of any nature (including under any express or implied warranties, guarantees or indemnitees) available to or being pursued by Seller or any Retained Subsidiary before the Closing Date and expressly retained by the Sellers pursuant to this Agreement or (G) any liabilities relating to the Shared Contracts other than the EBA Assumed Liabilities or (H) any liabilities with regard to any Plan or other program, policy, or similar arrangement of Seller, except with respect to Company Plans or as specifically set forth herein.

“Audit” means any audit, assessment of Taxes, examination, inquiry, claim for refund, lawsuit, action, claim, arbitration, mediation or other proceeding by the IRS or any other Governmental Entity responsible for the administration of any Taxes, proceeding or appeal of such proceeding relating to Taxes.

“AWI” means Armstrong World Industries, Inc., a Pennsylvania corporation.

“AWI Separation Agreement” means that certain Separation and Distribution Agreement, dated as of March 11, 2016, by and between AWI and Seller.

“AWIPFS” means AWIPFS, Inc., a Delaware corporation.

“Banker’s Fees” means the aggregate amount of fees and expenses payable to Seller’s financial advisor, Goldman Sachs & Co. LLC, in connection with the transactions contemplated by this Agreement.

“Base Balance Sheet” has the meaning set forth in Section 4.7(a).

“Base Purchase Price” means $100,000,000.

“Books and Records” means the books and records relating to the Company and each of the Company Subsidiaries as of the Closing Date, including without limitation, correspondence, client and customer lists and records, referral sources, books of account and accounting records and sub-ledgers (including fixed asset sub-ledgers), invoice and collection and payment records, service and warranty records, petty cash and accounts payable, payroll, disbursement records, engineering, maintenance, operating and production records, operating guides and manuals, equipment logs, Tax Returns, tax books and records and work papers, advertising and promotional materials, cost and pricing information, business plans, quality control records and manuals, blueprints, research and development reports and files, credit records of customers, files, papers, statement forms, creative materials, studies, reports, copies of all personnel records (subject to applicable Law) and other supplies and data maintained by or on behalf of the Company or Company Subsidiaries, whether in hard copy or electronic format or any other form, or warehoused or other archived documents, to the extent used or held for use by the Company or Company Subsidiaries.

“Business” means the design, manufacture, sourcing and sale of solid hardwood or engineered wood flooring products, provided that for the purposes of this Agreement, except as expressly set forth herein, the Business shall not include Seller’s or any Subsidiary of Seller’s existing hardwood flooring business activities within the People’s Republic of China with respect to sales associated with such operations completed only within the People’s Republic of China.

“Business Contracts” has the meaning set forth in Section 4.21.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in the State of New York or the Commonwealth of Pennsylvania are obligated to be closed.

“Business Employee” has the meaning set forth in Section 4.17(a).

“Buyer” has the meaning set forth in the Preamble.

“Buyer 401(k) Plan” has the meaning set forth in Section 6.6(e).

“Buyer Non-Recourse Person” has the meaning set forth in Section 10.16(b).

“Buyer Plan” has the meaning set forth in Section 6.6(i).

“Buyer Prepared Returns” has the meaning set forth in Section 7.1(a)(ii).

“Cash and Cash Equivalents” means all cash, cash equivalents and liquid investments, including readily marketable equity securities, government guaranteed debt obligations, time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank and commercial paper and variable or fixed rate notes; provided, that, for the avoidance of doubt, (i) Cash and Cash Equivalents shall include the amount of all checks, wires in transit and drafts for the benefit of the Company or any Company Subsidiary that are dated prior to the Closing or were initiated or deposited for the account of the Company or a Company Subsidiary prior to the Closing, as applicable, but only to the extent that such checks, wires in transit or drafts actually clear; and (ii) Cash and Cash Equivalents shall be reduced by the amount of all checks, wires in transit and drafts issued by the Company or a Company Subsidiary that are dated prior to the Closing or were initiated by the Company or a Company Subsidiary prior to the Closing, but only to the extent that such checks, wires in transit and drafts have not been deducted from the bank accounts of the Company or the applicable Company Subsidiary prior to the Closing; it being understood that, for purposes of the calculation of Net Purchase Price, Cash and Cash Equivalents, when finally calculated as provided in the definition thereof, may be a positive number or a negative number.

“CBA” has the meaning set forth in Section 4.17(b).

“Cleanup” means all actions required to: (a) clean up, remove, treat or remediate Hazardous Materials in the environment; (b) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the environment; (c) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (d) respond to any Order relating to the cleanup, removal, treatment or remediation of Hazardous Materials in the environment.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Statement” has the meaning set forth in Section 2.3(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Recitals.

“Company Pension Plan” has the meaning set forth in Section 6.6(f).

“Company Plan” has the meaning set forth in Section 4.10(a).

“Company Realty” has the meaning set forth in Section 4.15(b).

“Company Subsidiaries” has the meaning set forth in the Recitals.

“Compliance Date” means April 1, 2016.

“Confidentiality Agreement” has the meaning set forth in Section 6.4.

“Consent” has the meaning set forth in Section 4.5(b).

“Continuation Period” has the meaning set forth in Section 6.6(a).

“Continuing Employee” has the meaning set forth in Section 6.6(a).

“Cowboys Lease” has the meaning set forth in Section 6.13(k).

“Credit Agreement” has the meaning set forth in Section 6.8.

“Debt Financing” has the meaning set forth in Section 6.7(c).

“Deficit Amount” has the meaning set forth in Section 2.3(c)(ii).

“Deloitte” has the meaning set forth in Section 2.3(b).

“Disclosure Letter” means the disclosure letter being delivered to Buyer contemporaneously with the execution of this Agreement. Notwithstanding anything to the contrary contained in the Disclosure Letter or in this Agreement, (a) the information and disclosures contained in any section of the Disclosure Letter shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Letter as though fully set forth in such other section for which the applicability of such information and disclosure is reasonably apparent on the face of such information or disclosure, (b) the disclosure of any matter in the Disclosure Letter shall not be construed as indicating that such matter is necessarily required to be disclosed in order for any representation or warranty to be true and correct, (c) the Disclosure Letter is qualified in its entirety by reference to this Agreement and is not intended to constitute, and shall not be construed as constituting, representations and warranties by any party except to the extent expressly set forth herein, (d) the inclusion of any item in the Disclosure Letter shall be deemed neither an admission that such item is material to the business, financial condition or results of operations of the Company or Company Subsidiaries nor an admission of any liability to any third party, (e) matters reflected in the Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected therein and any additional matters are set forth therein for informational purposes and (f) headings are inserted in the Disclosure Letter for convenience of reference only and shall not have the effect of amending or changing the express description of the sections as set forth in this Agreement.

“Discontinued Plants” means that real property set forth on Section 1.1 of the Disclosure Letter, including the discontinued plant operations thereon and all liabilities associated therewith; provided that the Discontinued Plants will not be Company Realty for purposes of this Agreement on the Closing Date.

“Economic Benefits Agreement” means the economic benefits agreement, by and between Seller and the Company, substantially in the form attached hereto as Exhibit E.

“Effective Time” has the meaning set forth in Section 3.1.

“Environmental, Health and Safety Claim” means any Action by any Person alleging potential liability (including such liability for Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or administrative, civil or criminal penalties) arising out of, based on or resulting from (a) the Release or threat of Release of any Hazardous Materials, or human exposure to workplace conditions or hazards (including any Hazardous Material), at any location, whether or not leased or operated by the Company or any Company Subsidiary, or (b) circumstances forming the basis of any violation or alleged violation of any Environmental, Health and Safety Law.

“Environmental, Health and Safety Laws” means all applicable Laws, in effect as of the date of this Agreement, relating to (a) pollution or protection of human health or the environment, including Laws relating to (i) worker protection or occupational health and safety and (ii) Releases or threatened Releases of Hazardous Materials, (b) the manufacture, processing, distribution, use, treatment, storage, Release, disposal, transport or handling of, or human exposure to, Hazardous Materials and (c) record keeping, notification, disclosure or reporting requirements respecting Hazardous Materials.

“Environmental Permits” has the meaning set forth in Section 4.14(a).

“Equity Commitment Letter” has the meaning set forth in Section 5.6(a).

“Equity Financing” has the meaning set forth in Section 5.6(a).

“Equity Financing Source” means AIPCF VI Global Corp Holding LP.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means the Company or any Company Subsidiary or any entity that, together with the Company or any Company Subsidiary, would be deemed a “single employer” under Section 414(b), (c), (m) or (o) of the Code.

“Estimated Closing Cash and Cash Equivalents” has the meaning set forth in Section 2.3(a).

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.3(a).

“Estimated Closing Statement” has the meaning set forth in Section 2.3(a).

“Estimated Closing Working Capital” has the meaning set forth in Section 2.3(a).

“Estimated Transaction Expenses” has the meaning set forth in Section 2.3(a).

“Excess Amount” has the meaning set forth in Section 2.3(c)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financial Statements” has the meaning set forth in Section 4.7(a).

“Former Company Realty” means all real property including as set forth on Section 1.1 of the Disclosure Letter that has been at any time owned or leased by the Company or any Company Subsidiary or any of their respective predecessors in interest; provided that no Former Company Realty will be Company Realty for purposes of this Agreement on the Closing Date.

“Fraud” means an intentional and knowing misrepresentation of material facts with intent to deceive with respect to the making of the representations and warranties contained in this Agreement as determined pursuant to a common law fraud claim brought under the Laws of State of Delaware.

“FSA Transfer Date” has the meaning set forth in Section 6.6(d).

“Fundamental Representations” means in the case of Seller, Sections 4.2 and 4.4, and the first sentence of each of Section 4.1 and Section 4.3, and in the case of Buyer, Sections 5.1, 5.2 and 5.4.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means (a) any nation or government, any state, or any other political subdivision thereof; (b) any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States or any other nation, or any state of the United States or any political subdivision or territory thereof; or (c) any court or legally constituted tribunal or arbitrator.

“Hazardous Materials” means any substance, material or waste that is regulated, listed or classified by any Governmental Entity as “hazardous,” a “contaminant,” a “pollutant,” “toxic” or words of similar meaning under any Environmental, Health and Safety Law.

“Headquarters Lease” means that certain Agreement of Lease dated as of April 1, 2016, between AWI, as landlord, and Seller, as tenant, covering certain premises described therein, a portion of which premises will be sublet to a Company Subsidiary pursuant to the Sublease.

“HSR Act” has the meaning set forth in Section 4.5(b).

“Indebtedness” means, with respect to any Person and without duplication, (a) all liabilities of such Person for borrowed money, whether secured or unsecured, including all outstanding principal, interest, fees and other amounts payable with respect thereto (including, for the avoidance of doubt, any prepayment penalties, make-whole payments or breakage fees associated with the payment of such borrowed money), (b) all liabilities of such Person evidenced by notes, debentures, bonds or similar instruments, including all outstanding principal, interest, fees and other amounts payable with respect thereto (including, for the avoidance of doubt, any prepayment penalties, make-whole payments or breakage fees associated with the payment thereof), and for which such Person is responsible for the payment thereof, (c) all obligations under that certain Equipment Lease Agreement, dated September 9, 2016, between Seller and De Lage Landen Financial Services, Inc., (d) obligations in respect of letters of credit to the extent drawn, (e) amounts owing in respect of the deferred purchase price of property (including amounts held back or owed to satisfy potential purchase price adjustments in acquisition agreements) or services, including the amounts reasonably anticipated to become payable pursuant to any earn-out, performance bonus or other contingent payment arrangement but not including ordinary course trade payables, (f) all obligations of such Person in respect of interest rate swaps, collars, caps, commodity hedging agreements, futures contracts and similar hedging obligations, (g) accrued severance payable to terminated employees, including those terminated in connection with recent restructurings, (h) any amounts accrued with respect to workers compensation that are assumed by the Company or the Company Subsidiaries, (i) any amounts with respect to remediation obligations relating to asbestos at the facilities belonging to the Company or Company Subsidiaries, (j) $3.4 million with respect to the underfunding liability relating to defined benefit pension plans assumed by the Company or Company Subsidiaries, (k) any amounts accrued with respect to post-retirement medical benefits under Company Plans and (l) any guaranty of any of the foregoing clauses (a) to (l) of another Person that is not terminated at or before the Closing, whether or not any of the foregoing is evidenced by any note, indenture, guaranty or agreement.

“Insurance Coverage” has the meaning set forth in Section 6.10.

“Insurance Coverage Claim” has the meaning set forth in Section 6.10.

“Insurance Policies” has the meaning set forth in Section 4.20(a).

“Intellectual Property” means all intellectual property rights throughout the world, including: (a) copyrights and registrations and applications for any of the foregoing; (b) patent rights, including patents, patent applications, and all related continuations, continuations-in-part, divisionals, renewals, reissues, re-examinations, substitutions, and extensions thereof, and applications for any of the foregoing; (c) trademarks, service marks, trade names, trade dress, and other similar designations of source or origin, and registrations and applications for any of the foregoing; (d) trade secrets and other confidential and proprietary know-how information, inventions, processes, formulas and methodologies; (e) Internet domain names, (f) all rights to sue and recover and retain damages and costs and attorneys’ fees for present and past infringement of any of the Intellectual Property rights hereinabove set out and (g) any moral rights associated with any of the foregoing.

“Inventory” has the meaning set forth in Section 4.23.

“Intellectual Property Agreement” means the Intellectual Property Agreement, by and between Seller and the Company, substantially in the form attached hereto as Exhibit C.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge of Seller” means the actual knowledge of Donald R. Maier, Ronald D. Ford, Douglas B. Bingham (solely with respect to the Company Realty, Former Company Realty and Discontinued Plants); Scott Swanson (solely with respect to environmental matters) and John Bassett (solely with respect to employee matters).

“Laws” means all federal, state, local and foreign laws, statutes, ordinances, rules, regulations, policies, orders, judgments and decrees, in each case, enacted, adopted or promulgated by a Governmental Entity.

“Leased Realty” has the meaning set forth in Section 4.15(b).

“Leases” has the meaning set forth in Section 4.15(b).

“Liens” means any and all liens, encumbrances, security interests, mortgages, pledges and other restrictions on transferability.

“Litigation” has the meaning set forth in Section 4.9.

“Management Liability” has the meaning set forth in Section 6.5(b).

“Material Adverse Effect” means any effect, change, event, occurrence, development or circumstance (any such item, an “Effect”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, liabilities, business or results of operations of the Business, the Company and the Company Subsidiaries, taken as a whole, or on the ability of Seller, the Company and the Company Subsidiaries to consummate the transactions contemplated hereby; provided, however, that no Effect caused by or resulting from any of the following, either alone or in combination, shall constitute, or be taken into account in determining whether there has been, is, or will be, a “Material Adverse Effect”: (i) any Effect changing or affecting the wood flooring industry, (ii) natural disasters, earthquakes, floods, hurricanes, public health epidemics or other material acts of nature, (iii) global, national or regional political conditions, including hostilities, political instability, acts of terrorism (including cyberattacks) or war, (iv) any Effect affecting the economy of the United States generally, including changes in the credit, debt, capital or financial markets (including changes in interest or exchange rates), trade disputes or the imposition of tariffs, duties or other trade restrictions, or the economy of any state or region in which the

Company or any Company Subsidiary conducts business, (v) any action required to be taken by Seller, the Company or any Company Subsidiary under the terms of this Agreement, (vi) any Effect that results from any action taken or omitted to be taken at the express prior request of Buyer or with Buyer’s prior consent, (vii) the announcement of the execution of this Agreement, or the pendency of the transactions contemplated hereby, including the effects of the transactions contemplated hereby on relationships with customers, suppliers, Governmental Entities, employees, or other third-party relationships, (viii) any change in Law (for the avoidance of doubt, including Tax Laws) or GAAP or interpretation thereof in the United States, (ix) any breach by Buyer of its obligations under this Agreement, (x) any change in the cost or availability or other terms of any financing or (xi) any failure of the Company or any Company Subsidiary to meet any internal or published projections, forecasts or revenue or earnings predictions or any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to such failure may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect unless such facts or occurrences are separately excluded hereunder), unless, in the case of clauses (i), (ii), (iii) and (iv) above, such changes would reasonably be expected to have a materially disproportionate impact on the financial condition, business or results of operations of the Business, the Company and the Company Subsidiaries, taken as a whole, relative to other affected Persons (but taking into account for purposes of determining whether a Material Adverse Effect has occurred only the disproportionate portion of such adverse impact).

“Material Contracts” has the meaning set forth in Section 4.11(a).

“Material Customers” has the meaning set forth in Section 4.26.

“Material Suppliers” has the meaning set forth in Section 4.26.

“Net Purchase Price” means (a) the Base Purchase Price, plus (b) the amount of all Estimated Closing Cash and Cash Equivalents of the Company and the Company Subsidiaries as of the Closing, (or, if the amount of Estimated Closing Cash and Cash Equivalents is a negative number, then minus the absolute value of such negative number), plus (c) the amount, if any, by which the Estimated Closing Working Capital exceeds the Working Capital Target, minus (d) the amount, if any, by which the Working Capital Target exceeds the Estimated Closing Working Capital, minus (e) all Indebtedness of the Company and the Company Subsidiaries that remains unpaid as of immediately prior to the Closing, minus (f) all Transaction Expenses that remain unpaid as of immediately prior to the Closing. The Net Purchase Price shall be determined without duplication of any item included within one or more categories that increase or reduce the Base Purchase Price as set forth herein.

“New Plan” has the meaning set forth in Section 6.6(c).

“Objection Notice” has the meaning set forth in Section 2.3(b).

“Order” means any order, award, decision, injunction, judgment, decree, ruling, subpoena, verdict or arbitration award entered, issued, made or rendered by any Governmental Entity.

“Organizational Documents” has the meaning set forth in Section 4.2.

“Owned Realty” has the meaning set forth in Section 4.15(a).

“PBGC” has the meaning set forth in Section 4.10(a).

“Permits” has the meaning set forth in Section 4.6(a).

“Permitted Liens” means (a) statutory Liens and landlords’ and mechanics’, carriers’, workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business with respect to liabilities that are not yet due or delinquent or are being contested in good faith in appropriate proceedings (provided that no property, rights, interests or other assets of the Company or any Company Subsidiary will be subject to sale or forfeiture during the pendency of such proceedings) and that are reserved on the Base Balance Sheet in accordance with GAAP, (b) Liens for current Taxes, assessments and other governmental charges that are not yet due and payable and/or the amount or validity of which is being contested in good faith (provided that no property, rights, interests or other assets of the Company or any Company Subsidiary will be subject to sale or forfeiture during the pendency of such proceedings) and that are reserved on the Base Balance Sheet in accordance with GAAP, (c) recorded or unrecorded easements, public roads and highways, rights-of-way, encroachments, servitudes, covenants, conditions, restrictions, licenses, reservations and other charges or encumbrances or defects or imperfections of title which have been disclosed by Seller to Buyer pursuant to any existing title policies and ALTA surveys provided to or made available to Buyer prior to the date hereof and which, in all cases, do not, individually or in the aggregate, materially (i) impair the use of the property subject thereto for the purposes for which it is currently used or the operation of the business of the Company or any Company Subsidiary as conducted in the ordinary course of business or (ii) affect the current value or use of the property subject thereto, excluding in all instances Liens or agreements in connection with the borrowing of money, (d) zoning, entitlement, building, environmental and other land-use restrictions and regulations imposed by Governmental Entities having jurisdiction over the applicable real property and which are not violated in any material respect, (e) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws, (f) Liens that encumber the underlying fee interest of the lessor or landlord of any Leased Realty, (g) Liens related to the existing financing of the Company or any Company Subsidiary; provided that such Liens shall be released as of the Closing Date, (h) Liens resulting from any facts or circumstances relating to Buyer, (i) licenses of Intellectual Property, (j) Liens under capital lease arrangements disclosed in Section 4.11(a)(ix) of the Disclosure Letter, (k) restrictions on transfer arising under applicable state and federal securities Laws and (l) other Liens arising pursuant to liabilities incurred in the ordinary course of business which: (i) do not materially and adversely affect any material assets of the Business, the Company and the Company Subsidiaries, (ii) do not materially and adversely interfere with the conduct of the business of the Business, the Company and the Company Subsidiaries, and (iii) were not incurred in connection with any Indebtedness.

“Person” means an individual, corporation, limited or general partnership, limited liability partnership, limited liability company, association, joint stock company, trust, unincorporated organization, Governmental Entity, other entity or group (as defined in Section 13(d) of the Exchange Act), or the foreign equivalent of any of the foregoing.

“Plan” means each (a) “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), (b) other benefit and compensation plan, policy, program, practice, arrangement or agreement, including pension, profit sharing, savings, termination, executive compensation, phantom stock, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, insurance, hospitalization, medical, dental, life, employee loan, educational assistance, fringe benefit, deferred compensation, retirement or post-retirement, severance, equity or equity-based, incentive and bonus plan, contract, policy, program, practice, arrangement or agreement, and (c) other employment, consulting or other individual agreement, plan, practice, policy, contract, program, and arrangement, in each case, that is sponsored or maintained by Seller or any of its Affiliates or Subsidiaries for the benefit of any officer or employee of the Company or any Company Subsidiary.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Presented Positions” has the meaning set forth in Section 2.3(b).

“Privacy and Information Security Requirements” means: (a) all applicable Laws to the extent relating to the security, protection, privacy, storage, use, disclosure, retention or transfer of personal information; and (b) all written contracts to the extent related to the security, protection, privacy, collection, storage, use, disclosure, retention or transfer of personal information.

“Products and Services” has the meaning set forth in Section 4.25(a).

“Property Access” has the meaning set forth in Section 6.3.

“R&W Insurance Policy” means a Buyer-Side Representations and Warranties Insurance Policy, in the form attached hereto as Exhibit A, obtained by Buyer, the cost of which shall be borne solely by Buyer.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata).

“Release Letter” has the meaning set forth in Section 3.2(i).

“Representatives” means, with respect to any Person, its Affiliates and its and their respective officers, directors, managers, employees, members, stockholders, owners, partners, capital providers, attorneys, investment bankers, accountants, consultants and other agents, advisors and representatives.

“Restricted Business” means, with respect to Seller and its Subsidiaries, the Company and the Company Subsidiaries, and with respect to Buyer and its Subsidiaries, Seller and its Subsidiaries.

“Retained Firm” has the meaning set forth in Section 10.17(a).

“Retained Subsidiary” means each of the Subsidiaries of Seller other than the Company and the Company Subsidiaries.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning set forth in the Preamble.

“Seller FSA Plan” has the meaning set forth in Section 6.6(d).

“Seller Group Returns” has the meaning set forth in Section 7.1(a)(i).

“Seller Non-Recourse Person” has the meaning set forth in Section 10.16(a).

“Seller Prepared Returns” has the meaning set forth in Section 7.1(a)(i).

“Seller Retirement Income Plan” means the Retirement Income Plan for Employees of Armstrong Flooring, Inc.

“Seller Taxes” means (i) any and all Taxes of or attributable to the Company and the Company Subsidiaries with respect to any Pre-Closing Tax Period (as determined in the manner set forth in Section 7.1(e) with respect to any Straddle Period), (ii) any and all Taxes of or attributable to Seller or any of its Subsidiaries (other than the Company and the Company Subsidiaries), (iii) Transfer Taxes for which Seller is responsible pursuant to Section 7.1(c), and (iv) Taxes for which the Company or any Company Subsidiary becomes liable by reason of (A) being a member of an affiliated, combined, consolidated, unitary or aggregate group at any time prior to the Closing, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar provision under any state, local or foreign Law, (B) being a successor-in-interest or transferee of any other Person, by any Law or otherwise, which Taxes relate to an event or transaction occurring prior to Closing, or (C) having an obligation to indemnify any other Person under any Tax Sharing Agreement that was executed or in effect at any time prior to Closing. For the avoidance of doubt, “Seller Taxes” shall not include any Tax liability of Buyer, the Company or any Company Subsidiary resulting from an adjustment pursuant to Section 481 of the Code as a result of a change in method of accounting in a Pre-Closing Tax Period.

“Seller’s Successor” has the meaning set forth in Section 6.11(b).

“Shared Contract” means any contract to which Seller or any Retained Subsidiary is a party (or is deemed a party by operation of law pursuant to the AWI Separation Agreement or the transactions contemplated thereby) that relates to the Business but is not exclusively related to the Business, including but not limited to those designated as Shared Contracts on

Section 4.21 of the Disclosure Letter. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, no contract to the extent related to (i) the services set forth in the Transition Services Agreement, including information technology, human resources, Plans, corporate overhead, finance, accounting, treasury and payroll, (ii) Intellectual Property, including Intellectual Property subject to the Intellectual Property Agreement, (iii) any interest in any real property, including the real property subject to the Sublease or the Showroom Leases, (iv) labor and employment matters, including CBAs, Plans, employment agreements and independent contractor arrangements, (v) insurance, (vi) Litigation and Orders or (vii) Taxes, shall constitute Shared Contracts.

“Shares” has the meaning set forth in the Recitals.

“Solvent” has the meaning set forth in Section 5.7.

“Special Indemnity Matter” has the meaning set forth in Section 7.6(a).

“Short-Term Disability Leave Employees” has the meaning set forth in Section 4.17(a).

“Showroom Leases” means each of (i) that certain Commercial Lease Contract, between Seller and Chastain Place, LLC, dated as of November 9, 2017, as amended, relating to a premises in Atlanta, Georgia, and (ii) that certain Sublease Agreement, between Seller and AWI dated as of April 1, 2016, relating to a premises in Mooresville, North Carolina.

“Split” means to split or separate, whether through a novation, partial assignment, partial termination or otherwise, the rights and obligations of any Shared Contract with the consent and agreement of the applicable counterparty to such Shared Contract such that AHFC acquires, assumes and becomes subject to all rights and obligations of Seller or the applicable Retained Subsidiary under the Shared Contract (or a replacement contract therefor) solely with respect to the Business, and Seller or the applicable Retained Subsidiary retains all other rights and obligations under such Shared Contract (or a replacement contract therefor).

“Straddle Period” means any Tax period that begins on or before, and ends after, the Closing Date.

“Sublease” means the sublease, by and between Seller and the Company, substantially in the form attached hereto as Exhibit F.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any other Person of which such first Person (either alone or through or together with any other Person pursuant to any contract) (a) owns, directly or indirectly, stock or other equity interests entitling the holder thereof to exercise a majority of the voting power for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other entity or (b) acts as the managing member or general partner of a partnership, limited liability company, joint venture or other entity.

“Tax Claims” has the meaning set forth in Section 7.1(d).

“Tax Returns” means all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, information returns, claims for refund and other documents (including any related supporting information), and any amendments thereto, required to be filed with respect to Taxes.

“Tax Sharing Agreement” means a tax allocation, sharing or indemnification agreement, but does not include customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not Tax matters.

“Taxes” means all federal, state, local and foreign taxes or similar charges of any kind whatsoever, including income, gross receipts, profits, estimated, excise, custom, duty, property, sales, use (or any similar taxes), value added, transfer, stamp, margin, franchise, payroll, withholding, social security and municipal taxes of any kind or other taxes, including any interest, penalties and additions imposed with respect to such amounts, whether disputed or not.

“Taxing Authority” means any Governmental Entity having or purporting to exercise jurisdiction with respect to any Tax.

“Transaction Expenses” means all expenses of the Company and the Company Subsidiaries incurred on or prior to the Closing Date and that remain unpaid as of the Closing in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including any severance, change of control, retention or similar payments to employees incurred or payable solely as a result of the transactions contemplated hereby, all out-of-pocket costs, fees and disbursements of financial advisors, attorneys, accountants and other advisors and service providers, including the Banker’s Fees, in each case, that are payable by the Company or any Company Subsidiary.

“Transfer Taxes” has the meaning set forth in Section 7.1(c).

“Transferred Business Asset” means each of the assets that are owned or used by Seller and any of the Retained Subsidiaries and primarily relating to the operation of the Business, including (i) all rights, title and interest of Seller under all Wood Contracts and the rights of Seller under the Shared Contracts to the extent related to the Business, (ii) all outstanding purchase orders for products of the Business, (iii) all prepaid expenses, advance payments and deposits to the extent related to the Business, but solely to the extent included in the calculation of the Actual Closing Working Capital; (iv) all customer and other third party accounts receivable to the extent related to the Business, but solely to the extent included in the calculation of the Actual Closing Working Capital; (v) all inventory held for use in connection with the Business, but solely to the extent included in the calculation of the Actual Closing Working Capital; (vi) the Intellectual Property set forth on Sections 4.18(f), (g), and (h) of the Disclosure Letter; (vii) all records in the direct or indirect possession of Seller and the Retained Subsidiaries related primarily to the Business (provided that, subject to Section 7.4, Seller can keep a copy solely to the extent such retention is required by applicable Law or for audit or evidentiary purposes, of, any Books and Records that otherwise relates to the Business), (viii) all permits owned, utilized, held or maintained by or licensed to Seller or its Retained Subsidiaries but relating exclusively to the Business, and (ix) all tangible personal property and interests therein primarily related to the Business, other than expressly excluded hereunder. Notwithstanding the foregoing, Transferred Business Assets shall not include (A) Cash and Cash Equivalents, (B) subject to Section 6.10, any insurance policies of Seller or any Retained Subsidiary, or any rights thereunder, (C) any Intellectual Property other than the Intellectual Property set forth on Sections 4.18(f), (g), and (h) of the Disclosure Letter, (D) any rights and claims of Seller and the Retained Subsidiaries for any refund of Taxes relating to the Business that Seller or any Retained Subsidiary has paid on or before the Closing Date, (E) any rights to any action, suit or claim of any nature (including under any express or implied warranties, guarantees or indemnitees) available to or being pursued by Seller or any Retained Subsidiary before the Closing Date and expressly provided for in this Agreement, (F) assets used in the provision of services under the Transition Services Agreement except to the extent the Transition Services Agreement expressly provides for the transfer of any such assets to the Company or any Company Subsidiary upon the termination of any applicable Service thereof, in which case such assets shall be deemed to be Transferred Business Assets upon the termination of such Service or (G) any other assets of any kind, nature, character or description, whether real personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise, and wherever situated, that are not expressly included within the definition of Transferred Business Assets.

“Transferred Pension Plan Participants” has the meaning set forth in Section 6.6(f).

“Transition Services Agreement” means the transition services agreement, by and between Seller and the Company, substantially in the form attached hereto as Exhibit B.

“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.

“WARN Act” has the meaning set forth in Section 4.17(c).

“Wood Contract” means any customer contract or procurement contract to which Seller or any Retained Subsidiary is a party (or is deemed a party by operation of law pursuant to the AWI Separation Agreement or the transactions contemplated thereby) that relates exclusively to the Business, including but not limited to those designated as Wood Contracts on Section 4.21 of the Disclosure Letter

“Working Capital” has the meaning set forth in, and shall be calculated in accordance with the principles, policies and procedures set forth in, the Working Capital Schedule.

“Working Capital Schedule” is attached hereto as Schedule A.

“Working Capital Target” has the meaning set forth in the Working Capital Schedule.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, all of Seller’s right, title and interest in and to the Shares, free and clear of all Liens (other than restrictions under applicable securities Laws).

2.2 Consideration. Upon the terms and subject to the conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery of the Shares at the Closing, Buyer shall pay, at the Closing, to Seller, an amount in cash equal to the Net Purchase Price. The Net Purchase Price shall be subject to adjustment in accordance with Section 2.3 below.

2.3 Adjustments to the Net Purchase Price.

(a) Closing Date Adjustment. The purpose of the purchase price adjustment set forth in this Section 2.3 is to measure any changes in the Cash and Cash Equivalents, Working Capital, Indebtedness of the Company and the Company Subsidiaries, and Transaction Expenses, in each case from their respective targets and/or estimated amounts to the final amounts on the same accounting bases consistently applied to reflect transactions and/or events up to and conditions existing at the Closing Date. Not less than five (5) days prior to the Closing Date, Seller shall deliver to Buyer a statement (the “Estimated Closing Statement”), which shall set forth a good faith estimate of (i) the Cash and Cash Equivalents of the Company and the Company Subsidiaries as of the Closing (the “Estimated Closing Cash and Cash Equivalents”), (ii) the Indebtedness of the Company and the Company Subsidiaries as of the Closing (the “Estimated Closing Indebtedness”), (iii) the Transaction Expenses (the “Estimated Transaction Expenses”), and (iv) the Working Capital of the Company and the Company Subsidiaries as of the Closing (the “Estimated Closing Working Capital”). The Estimated Closing Statement shall be prepared in a manner consistent with (A) the definitions of Cash and Cash Equivalents, Indebtedness, Transaction Expenses, and Working Capital set forth herein and (B) the methodologies, practices and assumptions set forth in the Working Capital Schedule. Prior to the Closing, Seller shall (x) provide Buyer and its Representatives with reasonable access, during normal business hours and upon reasonable prior notice, to the (1) Books and Records and (2) senior employees and accountants of the Company and the Company Subsidiaries (as reasonably requested by Buyer) and (y) cooperate with Buyer in seeking to obtain work papers from Seller, the Company and the Company Subsidiaries pertaining to or used in connection with the preparation of the Estimated Closing Statement and provide Buyer with copies thereof (as reasonably requested by Buyer). Seller and Buyer in good faith shall seek to resolve any differences that they may have with respect to the computation of any of the items in the Estimated Closing Statement; provided that if the parties are unable to resolve all such differences prior to the Closing, the amounts of the Estimated Closing Working Capital, Estimated Closing Indebtedness, Estimated Closing Cash and Cash Equivalents and Estimated Transaction Expenses as reflected in the Estimated Closing Statement shall be used for purposes of calculating the purchase price adjustment on the Closing Date.

(b) Post-Closing Determination. Within seventy-five (75) days after the Closing Date, Buyer shall prepare and deliver to Seller a statement for the Company and the Company Subsidiaries as of the Closing (the “Closing Statement”), which shall include the Cash and Cash Equivalents of the Company and the Company Subsidiaries, the Indebtedness of the Company and the Company Subsidiaries as of the Closing, the Transaction Expenses, and the Working Capital of the Company and the Company Subsidiaries as of the Closing. The Closing Statement shall be prepared in a manner consistent with (i) the definitions of Cash and Cash Equivalents, Indebtedness, Transaction Expenses, and Working Capital set forth herein and (ii) the methodologies, practices and assumptions set forth in the Working Capital Schedule. Buyer shall make available to Seller all records and work papers used in preparing the Closing Statement and the computation of Cash and Cash Equivalents, Indebtedness, Transaction Expenses, and Working Capital of the Company and the Company Subsidiaries as of the Closing. If Seller disagrees with the computation of the Cash and Cash Equivalents, Working Capital, Indebtedness, or Transaction Expenses of the Company and the Company Subsidiaries as of the Closing as calculated by Buyer or any other items reflected on the Closing Statement, Seller may, within sixty (60) days after receipt of the Closing Statement, deliver a notice (an “Objection Notice”) to Buyer setting forth in reasonable detail Seller’s calculation of the Cash and Cash Equivalents, the Indebtedness, the Transaction Expenses and the Working Capital of the Company and the Company Subsidiaries as of the Closing. If Seller does not deliver an Objection Notice within such period of sixty (60) days, then Buyer’s calculations of the Cash and Cash Equivalents, Indebtedness, Transaction Expenses, and Working Capital of the Company and the Company Subsidiaries as of Closing shall be deemed to be the Actual Closing Cash and Cash Equivalents, the Actual Closing Indebtedness, the Actual Transaction Expenses and the Actual Closing Working Capital (each, as defined below). If Seller delivers an Objection Notice to Buyer, then Buyer and Seller shall use good faith efforts to resolve any disagreement as to the computation of the Cash and Cash Equivalents, Indebtedness, Transaction Expenses, and Working Capital of the Company and the Company Subsidiaries as of the Closing, in each case, as soon as practicable, but if they cannot reach a final resolution within thirty (30) days after Buyer has received the Objection Notice, Buyer and Seller shall jointly retain Deloitte & Touche LLP (“Deloitte”) or, if Deloitte is unwilling or unable to serve or if otherwise agreed by Buyer and Seller, another nationally recognized accounting firm of comparable stature reasonably acceptable to both Buyer and Seller (the “Accounting Firm”). Buyer and Seller shall direct the Accounting Firm to render a determination within thirty (30) days after its retention and Buyer, Seller and their respective agents shall cooperate with the Accounting Firm during its engagement. The Accounting Firm shall consider only those items and amounts set forth in the Objection Notice that Buyer and Seller are unable to resolve including any updates to the calculations of the amounts of such items after the good faith resolution discussion that are presented to the Accounting Firm by either Buyer or Seller (the “Presented Positions”), and shall select as a resolution the position of either Buyer or Seller for the disputed items that is, in the aggregate, more accurate pursuant to the terms of this Section 2.3 and, based on such determination, adopt, either the aggregate amount of the Presented Positions claimed by Buyer or Seller (based solely on presentations and supporting material provided by such parties and not pursuant to any independent review) and may not impose an alternative resolution. The Accounting Firm’s determination shall be based on such review as the Accounting Firm deems necessary to make its determination and (A) the definitions of Cash and Cash Equivalents, Indebtedness, Transaction Expenses, and Working Capital set forth in this Agreement and (B)

the methodologies, practices and assumptions set forth in the Working Capital Schedule. The determination of the Cash and Cash Equivalents, the Indebtedness, the Transaction Expenses, and the Working Capital of the Company and the Company Subsidiaries as of the Closing by the Accounting Firm shall, in each case, be conclusive and binding upon Buyer and Seller. The fees, costs and expenses of the Accounting Firm will be borne by Buyer if the Accounting Firm selects Seller’s position, or by Seller if the Accounting Firm selects Buyer’s position. Each of Buyer and Seller will bear its own legal, accounting and other fees and expenses of participating in such dispute resolution procedure. The Cash and Cash Equivalents of the Company and the Company Subsidiaries as of the Closing, as finally determined pursuant to this Section 2.3(b), is referred to herein as the “Actual Closing Cash and Cash Equivalents.” The Indebtedness of the Company and the Company Subsidiaries as of the Closing, as finally determined pursuant to this Section 2.3(b), is referred to herein as the “Actual Closing Indebtedness.” The Transaction Expenses, as finally determined pursuant to this Section 2.3(b), is referred to herein as the “Actual Transaction Expenses.” The Working Capital of the Company and the Company Subsidiaries as of the Closing, as finally determined pursuant to this Section 2.3(b), is referred to herein as the “Actual Closing Working Capital.” The process set forth in this Section 2.3(b) shall be the exclusive remedy of Buyer and Seller for any disputes related to items reflected on the Closing Statement or covered by the calculation of the Cash and Cash Equivalents, the Indebtedness, the Transaction Expenses, and the Working Capital of the Company and the Company Subsidiaries as of the Closing.

(c) Payment from Adjustments.

(i) Payment of Excess Amount. If (A) the Actual Closing Working Capital plus the Actual Closing Cash and Cash Equivalents minus the sum of the Actual Closing Indebtedness and the Actual Transaction Expenses exceeds (including, if such amount is a less negative number) (B) the Estimated Closing Working Capital plus the Estimated Closing Cash and Cash Equivalents minus the sum of the Estimated Closing Indebtedness and the Estimated Transaction Expenses (the amount of such excess being the “Excess Amount”), then the Net Purchase Price shall be increased by such Excess Amount, and within five (5) Business Days after the determination thereof, Buyer shall pay, by wire transfer of immediately available funds to one or more accounts designated by Seller, an amount equal to such Excess Amount.

(ii) Payment of Deficit Amount. If (A) the Actual Closing Working Capital plus the Actual Closing Cash and Cash Equivalents minus the sum of the Actual Closing Indebtedness and the Actual Transaction Expenses is less than (including, if such amount is a larger negative number) (B) the Estimated Closing Working Capital plus the Estimated Closing Cash and Cash Equivalents minus the sum of the Estimated Closing Indebtedness and the Estimated Transaction Expenses (the amount of such deficit being the “Deficit Amount”), then the Net Purchase Price shall be decreased by such Deficit Amount, and within five (5) Business Days after the determination thereof, Seller shall pay by wire transfer of immediately available funds to one or more accounts designated by Buyer, an amount equal to the Deficit Amount.

2.4 Withholding. Buyer, the Company and the Company Subsidiaries shall be entitled to deduct and withhold from any proceeds payable to Seller or any other Person pursuant to this Agreement any amounts that are required to be deducted and withheld under applicable Tax Law; provided, however, Buyer shall provide reasonable notice to Seller or other Person of its intent to so withhold and shall cooperate with and give Seller or such other Person an opportunity to mitigate such withholding; provided, further, that no notice is required to be provided with respect to payments or amounts that (a) are required to be deducted or withheld under Section 1445 of the Code as a result of the failure to deliver the documentation in Section 3.2(f) or (b) are treated as compensation for Tax purposes. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such Person in respect of which such deduction and withholding was made. Buyer shall bear any amounts withheld or deducted under this Section 2.4 that arise solely as a result of an assignment of this Agreement by Buyer pursuant to Section 10.8 to the extent such withholding or deduction cannot be reduced or eliminated through the reasonable efforts of the parties.

ARTICLE III

CLOSING

3.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York, at 10:00 a.m. (local time), on December 31, 2018 or such other time and place as the parties hereto may mutually agree, provided, however, that if any condition precedent set forth in Article VIII is not satisfied or, to the extent permitted by applicable Law, waived, as of December 31, 2018, the Closing shall take place on the next Business Day when all of the conditions are so satisfied or waived (the date on which the Closing actually occurs, the “Closing Date”). Notwithstanding the foregoing, the parties hereto intend that the Closing shall be deemed to be effective, and the transactions contemplated by this Agreement shall be deemed to occur simultaneously, at 12:01 a.m., United States Eastern Time, on the Closing Date (the “Effective Time”).

3.2 Deliveries by Seller to Buyer. Prior to or at the Closing, Seller shall deliver or cause to be delivered to Buyer the following:

(a) certificates evidencing the Shares, properly endorsed by Seller to Buyer, or an instrument of assignment of such Shares, duly executed by Seller, as may be necessary to transfer to Buyer ownership of the Shares, free and clear of any and all Liens (other than restrictions under applicable securities Laws);

(b) the Transition Services Agreement, duly executed by the parties thereto;

(c) the Intellectual Property Agreement, duly executed by the parties thereto;

(d) the Economic Benefits Agreement, duly executed by the parties thereto;

(e) the Sublease, duly executed by the parties thereto;

(f) a certificate from Seller, in form and substance required under Section 1445(b)(2) of the Code;

(g) the officer’s certificate of Seller referred to in Sections 8.2(a) and (b) hereof;

(h) certificates of existence of the Company and the Company Subsidiaries from the Secretary of State of the State of Delaware or Tennessee, as applicable, dated within five (5) Business Days of the Closing Date;

(i) (A) a release letter (the “Release Letter”) from the holders of Indebtedness under the Credit Agreement (or an agent on behalf of such holders) that provide that, upon the Closing, (x) all Liens (other than Permitted Liens) with respect to the assets of the Company or the Company Subsidiaries securing the Indebtedness outstanding under the Credit Agreement shall be terminated and of no further force and effect and (y) the holders of such Indebtedness (or an agent on behalf of such holders) will, or will permit the Company or the Company Subsidiaries to, effect any filings, recordations or statements required to evidence the termination of any such Liens and (B) a termination letter from each of the counterparties to the Indebtedness listed on Section 3.2(i) of the Disclosure Letter;

(j) duly executed copies of resignations, effective as of the Closing, of each officer and director of the Company and each Company Subsidiary listed on Section 3.2(j) of the Disclosure Letter;

(k) copies of all notice filings given to, and consents and approvals of, third parties and Governmental Entities listed on Section 3.2(k) of the Disclosure Letter;

(l) evidence of termination or amendment of the contracts specified on Section 3.2(l) of the Disclosure Letter, which termination documents will provide that all obligations of the Company or the applicable Company Subsidiary, as the case may be, are terminated as of the Closing and terminated as of the Closing and such Company has no further obligation thereunder other than for prior services rendered has no further obligation thereunder other than for prior services rendered; and

(m) all other documents, instruments, agreements and certificates, if any, required by any other provision of this Agreement, the Transition Services Agreement or the Intellectual Property Agreement.

3.3 Deliveries by Buyer to Seller. Prior to or at the Closing, Buyer shall deliver or cause to be delivered to Seller the following:

(a) a copy of the final R&W Insurance Policy, duly executed by the parties thereto and effective as of or prior to the Closing;

(b) the officer’s certificate of Buyer referred to in Sections 8.3(a) and (b) hereof; and

(c) all other documents, instruments, agreements and certificates, if any, required by any other provision of this Agreement, the Transition Services Agreement or the Intellectual Property Agreement.

3.4 Delivery by Buyer of Net Purchase Price. Prior to or at the Closing, Buyer shall deliver or cause to be delivered, by wire transfer of immediately available funds to one or more bank accounts designated in writing by Seller at least two (2) Business Days prior to the Closing Date, cash in an aggregate amount equal to the Net Purchase Price.

3.5 Payment of Transaction Expenses. Prior to or at the Closing, Buyer shall deliver or cause to be delivered, on behalf of Seller, payment of the amounts owed to the payees of all Transaction Expenses as listed in the Estimated Closing Statement (pursuant to the terms of Section 2.3(a)).

3.6 Simultaneity. Except as otherwise contained in this Agreement, all actions to be taken at the Closing shall be deemed, to the extent feasible, to have taken place simultaneously, unless explicitly stated otherwise. Any action, the taking of which is a necessary condition to the taking of any other action, shall be taken subject to the commission of all other actions to be taken at the Closing or take place immediately thereafter.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Letter, Seller hereby represents and warrants to Buyer as of the date of this Agreement and as of the Closing Date as follows:

4.1 Organization and Qualification; Company Subsidiaries. Seller, the Company and each Company Subsidiary is duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business in all material respects as now being conducted. The Company and each Company Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, lease or operation of its properties makes such qualification necessary, except where the failure to be so duly licensed or qualified has not had, and would not reasonably be expected to have, a Material Adverse Effect. Section 4.1 of the Disclosure Letter sets forth a list of each Company Subsidiary. Other than capital stock or other equity interests of the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or other equity interests in or of any Person.

4.2 Organizational Documents. Seller has furnished or made available to Buyer a copy of the certificate of incorporation, the bylaws or similar organizational documents (collectively, the “Organizational Documents”), in each case, as amended or restated to date, of the Company and each Company Subsidiary. Neither the Company nor any Company Subsidiary is in violation in any material respect of any provision of its Organizational Documents.

4.3 Capitalization.

(a) (x) Seller is the sole stockholder of the Company and (y) Seller or the applicable Company Subsidiary set forth in Section 4.3(b) of the Disclosure Letter is the sole stockholder of each Company Subsidiary, and all Shares or shares of capital stock of the applicable Company Subsidiary are one hundred percent (100%) owned beneficially and of record by Seller or such Person, free and clear of any and all Liens (other than Permitted Liens). There are 10,000 Shares authorized and 1,000 Shares issued and outstanding. All of the Shares have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights.

(b) Section 4.3(b) of the Disclosure Letter sets forth with respect to each Company Subsidiary, its jurisdiction of incorporation, the number of authorized, issued and outstanding shares of capital stock or other equity interests and the identity of each stockholder thereof. Each issued and outstanding share of capital stock or other equity interest of each Company Subsidiary has been duly authorized and validly issued, is fully paid and nonassessable and is free of preemptive rights. All such shares of capital stock or other equity interests of each Company Subsidiary that are owned by the Company or any Company Subsidiary are owned free and clear of any and all Liens (other than Permitted Liens).

(c) (x) There are no outstanding options, warrants or other rights (including registration rights), agreements, arrangements or commitments to which the Company or any Company Subsidiary is a party (i) relating to the issued or unissued capital stock or other equity interests of the Company or any Company Subsidiary, (ii) obligating the Company or any Company Subsidiary to grant, issue or sell any shares of the capital stock or other equity interests of the Company or any Company Subsidiary, or (iii) subjecting any such share of capital stock or other equity interest to any right of first refusal, right of first offer, tag-along right, drag-along right or similar right, (y) there are no obligations, contingent or otherwise, to repurchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of the Company or any Company Subsidiary, and (z) there are no voting trusts, proxies or other agreements or understandings to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound with respect to the voting of any shares of capital stock or other equity interests of the Company or any Company Subsidiary.

4.4 Authority; Enforceability. Seller has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and to perform its obligations hereunder and thereunder, as applicable, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and, as of the Closing, each Ancillary Agreement to which it is a party, has been duly authorized by all necessary corporate action on the part of Seller, including Seller’s board of directors, and no other action or corporate proceeding on the part of Seller will be necessary to authorize this Agreement, any Ancillary Agreement to which it is a party, or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Seller. This Agreement constitutes the valid and binding obligation of Seller enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles.

4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery by Seller of this Agreement does not, and the performance by Seller of its obligations under this Agreement will not, (i) conflict with or violate the certificate of incorporation or bylaws of Seller or the Organizational Documents; (ii) in any material respect conflict with or violate any Laws applicable to Seller, the Company or any Company Subsidiary or by or to which any of their respective properties or assets is bound or subject; or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would constitute a material default) under any Material Contract or result in the creation of a material Lien on any of the assets or properties of the Company or any Company Subsidiary.

(b) The execution, delivery and performance by Seller of this Agreement will not require Seller, the Company or any Company Subsidiary to obtain any material consent, approval, authorization or permit of, or to make any filing with or notification to (“Consent”), any Governmental Entity or any third party, except for (i) applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (ii) as may be necessary as a result of any fact or circumstance relating solely to Buyer (including, without limitation, its sources of financing).

4.6 Permits; Compliance.

(a) The Company and each Company Subsidiary is, and has been since the Compliance Date, in possession of all material franchises, grants, authorizations, licenses, registrations, qualifications, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business in all material respects as conducted on the date of this Agreement (collectively, the “Permits”), other than those required under Environmental, Health and Safety Laws, which are governed by Section 4.14 hereof. There is no material claim, action, suit, proceeding or investigation pending or, to the Knowledge of Seller, threatened regarding suspension or cancellation of any such Permits. None of the Permits will lapse, terminate or expire as a result of the transactions contemplated hereby.

(b) Seller or the Retained Subsidiaries, with respect to the Business, the Company and the Company Subsidiaries have filed all necessary reports and maintained and retained all necessary records pertaining to the Permits other than where the failure to do so has not, and would not reasonably be expected to have, a Material Adverse Effect. Seller or the Retained Subsidiaries, with respect to the Business, the Company and the Company Subsidiaries are, and have been since the Compliance Date, in compliance in all material respects with all Laws applicable to the Business, the Company and the Company Subsidiaries.

4.7 Financial Statements; Undisclosed Liabilities.

(a) Seller has previously delivered or made available to Buyer the unaudited consolidated balance sheets of the Company and the Company Subsidiaries as of December 31 in each of the years 2016 and 2017 and as of September 30, 2018 (such unaudited balance sheet as of September 30, 2018 being referred to as the “Base Balance Sheet”), and the related unaudited statements of income, changes in stockholders’ equity, and cash flows for the fiscal years then ended and the related statements of operations, changes in stockholders’ equity, and cash flows for the nine-month period ended September 30, 2018 (collectively, the “Financial Statements”). The Financial Statements have been prepared based upon the information contained in the Books and Records, have been prepared in conformity with GAAP, consistently applied, and present fairly in all material respects the financial condition and results of operations of the Company and the Company Subsidiaries as of the dates and for the periods referred to therein, subject to (A) the absence of footnote disclosures and other presentation items and (B) changes resulting from normal year-end adjustments that were not or are not expected to be in a material amount.

(b) Neither the Company nor any Company Subsidiary has any liabilities of any kind that would have been required to be reflected on or reserved against on the Base Balance Sheet in accordance with GAAP that were not so reflected or reserved against, other than (i) liabilities incurred in the ordinary course of business after the date of the Base Balance Sheet, (ii) Transaction Expenses, (iii) liabilities arising after the date hereof in connection with the transactions contemplated hereby, (iv) liabilities disclosed in the Disclosure Letter, and (v) liabilities that are not material.

4.8 Conduct of the Business; No Material Adverse Effect. Since the date of the Base Balance Sheet, (a) the Company and each Company Subsidiary has conducted its business in the ordinary course, consistent in all material respects with past practice, and (b) neither the Company nor any Company Subsidiary has engaged in or taken any action which would be prohibited by Section 6.2 if taken after the date hereof. Since December 31, 2017, there has not occurred, nor has there been any change or event which has had, or would reasonably be expected to have, a Material Adverse Effect.

4.9 Absence of Litigation. (a) Section 4.9 of the Disclosure Letter sets forth all claims, actions, suits, proceedings or, to the Knowledge of Seller, investigations of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), by or before any Governmental Entity or by or on behalf of any third party (“Litigation”) pending or, to the Knowledge of Seller, threatened in writing against the Company, any Company Subsidiary or Seller (in respect of the Business) or affecting in any material respect any of its businesses, assets or rights, and (b) neither the Company nor any Company Subsidiary is a party or subject to, or in default under, any material Order.

4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Disclosure Letter sets forth a list of each material Plan and separately identifies each Plan which is sponsored or maintained by the Company or any Company Subsidiary in respect of any officer or employee of the Company or any Company Subsidiary (a “Company Plan”). With respect to each material Plan, Seller has provided or made available to Buyer copies of each of the following documents, as applicable:

(i) a copy of the plan document (including all amendments thereto); (ii) a copy of the most recent summary plan description and any current summary of material modifications; (iii) a copy of the most recent annual report; (iv) the most recent determination letter received from the Internal Revenue Service; (v) the most recent actuarial report and related financial statements with respect thereto; and (vi) copies of any written correspondence with the Department of Labor, the IRS or the Pension Benefit Guaranty Corporation (“PBGC”) received since the Compliance Date regarding audits or noncompliance with the Code or ERISA.

(b) (i) Each Company Plan and the Seller Retirement Income Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code and (ii) there are no proceedings (other than routine claims for benefits in the ordinary course of business) that are pending, or to the Knowledge of Seller, threatened against any Company Plan or the Seller Retirement Income Plan. All premiums, fees and administrative expenses required to be paid under or in connection with the Company Plans and the Seller Retirement Income Plan for the period on or before the Closing Date have been or will be timely paid.

(c) No liability under Title IV or Section 302 of ERISA has been incurred by Seller or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due). With respect to each Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there has been no (A) failure by Seller or its ERISA Affiliates to make by its due date a required installment under Section 430(j) of the Code or any failure by any such Plan to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Plan, whether or not waived, for which Buyer or the Company would have any material liability; or (B) determination that any such Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA); (ii) the fair market value of the assets of such Plan equals or exceeds the actuarial present value of all accrued benefits under such Plan (whether or not vested) on an on-going basis; (iii) since the last valuation date for each such Plan, there has been no amendment or change to such Plan that would increase the amount of benefits thereunder; (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred; and (v) the PBGC has not instituted proceedings to terminate any such Plan and, to the Knowledge of Seller, no condition exists that reasonably could be expected to present a risk that such proceedings will be instituted or that would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Plan. None of Seller, the Company nor any ERISA Affiliate has within the six-year period preceding the date of the Closing had an obligation to contribute to a multiemployer plan as defined in Section 3(37) of ERISA, a multiple employer plan within the meaning of Section 210(a) of ERISA or a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA. Neither the Company nor any ERISA Affiliate has within the six-year period preceding the date of the Closing (x) withdrawn from any pension plan under circumstances resulting (or expected to result) in a material liability to the PBGC; or (y) engaged in any transaction which would give rise to a material liability of the Company or Buyer under Section 4069 or Section 4212(c) of ERISA or Title IV of ERISA. The consummation of the transactions contemplated by this Agreement will not, either alone or in conjunction with any other event, trigger any such withdrawal liability or any other liability for Buyer, the Company or their respective Affiliates under Title IV of ERISA.

(d) Each Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter from the Internal Revenue Service as to its qualification (or has submitted a pending application for such determination within the applicable remedial amendment period) and, to the Knowledge of Seller, no event has occurred that would reasonably be expected to result in disqualification of such Plan. Neither the Company nor any Company Subsidiary has engaged in a transaction with respect to any Plan for which they would reasonably be expected to have any liability (either directly or indirectly) for either a civil penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code.

(e) No Company Plan provides welfare benefits, including, without limitation, death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law and all Plans providing such benefits may be unilaterally amended or terminated by the sponsor without liability, except as to claims incurred prior to amendment or termination and except as may be required by a CBA.

(f) Except as otherwise provided in this Agreement, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any current or former director, officer, or employee of the Company or any Company Subsidiary or any Business Employee to any material compensatory payment or benefit; (ii) accelerate the time of payment or vesting of any compensation or benefits with respect to any such director, officer or employee of the Company or any Company Subsidiary or any Business Employee; (iii) require the funding of any material compensation or benefits (through a grantor trust or otherwise) with respect to any such director, officer or employee of the Company or any Company Subsidiary or any Business Employee; or (iv) result in the payment of any amount that would, individually or in combination with any other payment, not be deductible as a result of Section 280G of the Code.

(g) Seller, the Company and the Company Subsidiaries, since the Compliance Date, (i) have calculated the hours of service for the Business Employees and any employees of the Company and any of the Company Subsidiaries in accordance with Section 4980H of the Code and the regulations thereunder and maintained appropriate documentation thereof and (ii) have or have made arrangements to properly document and report health insurance coverage information in compliance with Section 6055 and 6056 of the Code. Seller has made available to Buyer true, correct and complete copies of the Form 1094-C filed with the Internal Revenue Service for each of the Company and the Company Subsidiaries for the plan years ending in 2016 and 2017, and neither the Company nor any Company Subsidiary has received any notice of assessment or penalty related to Section 4980H of the Code.

4.11 Contracts.

(a) Section 4.11(a) of the Disclosure Letter sets forth a list of the following contracts to which the Company or any Company Subsidiary is a party or is otherwise bound as of the date of this Agreement (“Material Contracts”):

(i) (A) any contract (other than any Lease) that would reasonably be expected to involve future payments by or to Seller or the Retained Subsidiaries, with respect to the Business, the Company or any Company Subsidiary, of more than $500,000 in any twelve (12) month period or require performance by any party more than one (1) year from the date of this Agreement that, in either case, are not terminable by the Company or such Company Subsidiary without penalty by providing notice one hundred and eighty (180) days or less prior to termination or (B) any contract with any supplier, vendor or contractor for the acquisition of goods or services pursuant to which the Company has made, since January 1, 2018, or is reasonably expected to make during the current fiscal year, any individual payment in excess of $250,000;

(ii) any contract that requires the purchase of all of the Business’ requirements for a given product or service from a given third party, which product or service is material to the Business, the Company and the Company Subsidiaries taken as a whole;

(iii) any contract that obligates Seller or the Retained Subsidiaries, with respect to the Business, the Company or any Company Subsidiary to conduct business on an exclusive basis with any third party;

(iv) any contract, including any employment, compensation, loan, or severance agreement with Seller or the Retained Subsidiaries, with respect to the Business, the Company or any Company Subsidiary or any current director, manager, officer, employee, or agent of Seller or the Retained Subsidiaries, with respect to the Business, the Company or any Company Subsidiary, providing for annual compensation in excess of $150,000;

(v) any contract entered into within the past twelve (12) months (or that has remaining obligations of Seller or any Affiliate thereof, including the Company or any Company Subsidiary) relating to the acquisition by the Company or any Company Subsidiary of any other material business or Person, whether by merger, consolidation or other business combination or by the acquisition of the equity securities, or a material portion of the assets of, such business or Person;

(vi) any contract entered into within the past twelve (12) months (or that has remaining obligations of Seller or any Affiliate thereof, including the Company or any Company Subsidiary) providing for the sale, transfer or other disposition of (x) any equity securities of the Company or any Company Subsidiary or (y) any material assets of the Business, the Company or any Company Subsidiary for consideration in excess of $1,000,000;

(vii) any contract under which the Company or any Company Subsidiary has incurred outstanding Indebtedness or guaranteed the outstanding Indebtedness of any other Person, in each case in excess of $100,000;

(viii) any joint venture, product development, research and development or limited partnership agreement involving a sharing of profits, losses, costs or liabilities by the Company or any Company Subsidiary with any other Person;

(ix) any contract relating to capital lease obligations of Seller or the Retained Subsidiaries, with respect to the Business, the Company or any Company Subsidiary;

(x) any contract entered into in the last twenty-four (24) months relating to the settlement of any dispute under which the Company or any Company Subsidiary has or had monetary obligations in excess of $1,000,000;

(xi) any contract that limits or purports to limit, in any material respect, the ability of the Business, the Company or any Company Subsidiary to compete in any line of business currently conducted by the Business, the Company or any Company Subsidiary in any geographical area or during any period of time (the “Restrictive Obligations”);

(xii) contracts pursuant to which (A) Seller or the Retained Subsidiaries, with respect to the Business, the Company or any Company Subsidiary is granted a license to Intellectual Property or (B) Seller or the Retained Subsidiaries, with respect to the Business, the Company or any Company Subsidiary grants to any Person a license to Intellectual Property owned by Seller or the Retained Subsidiaries, with respect to the Business, the Company or any Company Subsidiary, in each case, that is material to the Business, the Company and the Company Subsidiaries, taken as a whole, other than (1) licenses for generally available, commercial off-the-shelf software having an acquisition price of less than $50,000, and (2) customer agreements for the Business’, the Company’s or any Company Subsidiary’s products and services granted in the ordinary course of business pursuant to which such license to Intellectual Property is incidental to the provision of products or services to or by Seller or the Retained Subsidiaries, with respect to the Business, the Company or any Company Subsidiary; and

(xiii) written contracts that would reasonably be expected to involve any individual future payment by the Company or any Company Subsidiary, in excess of $50,000 in any calendar year, in connection with the acquisition of goods, services or supplies, including, but not limited to, (a) purchase or supply agreements for lumber or engineered wood, (b) agreements for the purchase of electric power or natural gas, (c) software support agreements, (d) service agreements and (d) equipment design, manufacture and installation agreements.

(b) Seller has provided or made available to Buyer copies of all written Material Contracts. Neither of the Company, any Company Subsidiary nor, to the Knowledge of Seller, any other party thereto is in material breach of or material default under any Material

Contract and, to the Knowledge of Seller, no event has occurred that, with the passage of time or the giving of notice or both, would constitute such a material breach or material default. Neither the Company nor any Company Subsidiary has received a written notice of material breach or material default or any event that with notice or lapse of time, or both, would constitute a material breach or material default by the Company or any Company Subsidiary of any Material Contract. Each of the Material Contracts constitutes the valid and binding obligation of the Company or applicable Company Subsidiary, and, to the Knowledge of Seller, each other party thereto, enforceable against the Company or a Company Subsidiary, as applicable, and, to the Knowledge of Seller, each other party thereto in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ right generally and by general equitable principles.

4.12 Taxes.

(a) The Company and each Company Subsidiary has (a) duly filed or caused to be filed with the appropriate Governmental Entity all material Tax Returns required to be filed by it, taking into account any authorized extensions, all of which Tax Returns are true, correct and complete in all material respects, and (b) paid all material Taxes due to any Governmental Entity except for those being contested in good faith for which adequate reserves have been made in accordance with GAAP.

(b) No material deficiencies for Taxes have been proposed in writing or assessed against either the Company or any Company Subsidiary by any Governmental Entity, and no material claim has been made by any Governmental Entity in a jurisdiction where none of the Company or any Company Subsidiary files Tax Returns that it is or may be subject to taxation by that jurisdiction which has not been previously resolved, with respect to liabilities for any material Taxes that have not been fully paid, finally settled or for which adequate reserves have been made in accordance with GAAP.

(c) There are no outstanding waivers, extensions or comparable consents regarding the application of the statutory period of limitations for the assessment of Tax with respect to any material Taxes or material Tax Returns of the Company or any Company Subsidiary. No material closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been sought from, entered into or issued by any Governmental Entity directly related to the Company or any Company Subsidiary within the previous six (6) years. Neither the Company nor any Company Subsidiary currently is the beneficiary of any extension of time within which to file any Tax Return, other than automatic extensions of time not requiring the consent of any Governmental Entity.

(d) No federal, state, local or foreign Audits or other administrative or court proceedings have been commenced or are presently pending with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary.

(e) Neither the Company nor any Company Subsidiary is a party to, is bound by, or has any obligation under, any Tax Sharing Agreement that will be in effect after Closing.

(f) No power of attorney that is currently in force has been granted by the Company or any Company Subsidiary to any Person to act on behalf of the Company or such Company Subsidiary with respect to any matter relating to Taxes which will be in effect after the Closing.

(g) All material Taxes that the Company and each Company Subsidiary was required to withhold or collect have been duly withheld or collected and have been paid, to the extent required by applicable Law, to the proper Taxing Authority. The Company and each Company Subsidiary has complied with the rules and regulations relating to the withholding and remittance of Taxes and has properly received and maintained all material certificates, forms, and other documents required by applicable Law for any exemption from withholding and remitting any Taxes.

(h) Neither the Company nor any Company Subsidiary has any liability for the Taxes of any Person (other than the Company or a Company Subsidiary) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor, (iii) under any Tax Sharing Agreement, or (iv) otherwise.

(i) Neither the Company nor any Company Subsidiary has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any similar transaction under any similar provision of state, local or foreign Tax Law).

(j) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code within the three (3) years prior to the date hereof.

(k) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a Tax period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Tax Law) executed prior to the Closing; (iii) intercompany transactions or excess loss accounts described in Treasury Regulations under Section 1503 of the Code (or similar provision of state, local or foreign Tax Law); (iv) installment sale or open transaction made or entered into prior to the Closing Date; (v) prepaid amount received prior to the Closing Date; or (vi) election under Section 108(i) of the Code.

4.13 Affiliate Transactions. Except for (a) the Material Contracts set forth on Section 4.13 of the Disclosure Letter, (b) the matters set forth in the Transition Services Agreement and (c) the matters set forth in the Intellectual Property Agreement, no contract that is material to the Business, taken as a whole, exists between Seller or any of its Affiliates (other than the Company or an Company Subsidiary), on the one hand, and the Company or any Company Subsidiary, on the other hand. As of the Closing, except for claims that may be made by Seller under this Agreement, the Transition Services Agreement or the Intellectual Property Agreement and for claims set forth pursuant to the Material Contracts on Section 4.13 of the Disclosure Letter, neither Seller nor any of its Affiliates (other than the Company or any Company Subsidiary) has any material claim or cause of action related to the Business or the liabilities of the Company or any Company Subsidiary, in each case, as of the Closing.

4.14 Environmental, Health and Safety Matters.

(a) (i) Seller or the Retained Subsidiaries, with respect to the Business, the Company and the Company Subsidiaries are in compliance in all material respects with all applicable Environmental, Health and Safety Laws (which material compliance includes, but is not limited to, the possession by Seller or the Retained Subsidiaries, with respect to the Business, the Company and the Company Subsidiaries of all material franchises, grants, authorizations, licenses, registrations, permits, variances, exemptions, consents, certificates, approvals and orders required under applicable Environmental, Health and Safety Laws (“Environmental Permits”) and compliance in all material respects with the terms and conditions thereof); (ii) neither the Company nor any Company Subsidiary has received any unresolved written notifications that it is not in such compliance with all applicable Environmental, Health and Safety Laws and Environmental Permits; and (iii) all Environmental Permits held by the Company or any Company Subsidiary pursuant to applicable Environmental, Health and Safety Laws are in full force and effect, any renewal applications have been timely submitted as required under such Laws, and no appeal or any other proceeding is pending to revoke or modify in a manner materially adverse to the Business, the Company and the Company Subsidiaries, taken as a whole, any such Environmental Permit.

(b) There is no material Environmental, Health and Safety Claim pending or, to the Knowledge of Seller, threatened against the Company or any Company Subsidiary.

(c) Neither the Company nor any Company Subsidiary is subject to any Order with any Person that would reasonably be expected to result in material liabilities to the Company or any Company Subsidiary under applicable Environmental, Health and Safety Laws or concerning the Cleanup of Hazardous Materials.

(d) Except to secure the financial assurance related to any Cleanup obligations, which Cleanup obligations are set forth in Section 4.14(d) of the Disclosure Letter, neither the Company nor any Company Subsidiary has contractually agreed to assume any material liabilities arising under Environmental, Health and Safety Laws of any third party or provide an indemnification for such liabilities. Seller has provided to Buyer true and complete copies of all agreements pertaining to such financial assurance.

(e) (i) None of the Company Realty, the Discontinued Plants or, to the Knowledge of Seller, any Former Company Realty has been identified by any Governmental Entity as requiring Cleanup, (ii) to the Knowledge of Seller, no closed or in service underground storage tanks are present at the Company Realty, the Discontinued Plants or any Former Company Realty, and (iii) there exists no current or unremediated past Release of Hazardous Materials at, in, onto or from the Company Realty, the Discontinued Plants or, to the Knowledge of Seller, any Former Company Realty that is reasonably likely to result in a material Environmental, Health and Safety Claim being asserted against the Company or any Company Subsidiary.

(f) Neither the Company nor any Company Subsidiary is responsible for any Release of any Hazardous Materials at, in, onto or from any real property not owned or leased by the Company or any Company Subsidiary.

(g) Seller has delivered or otherwise made available for inspection to Buyer copies of all material Environmental Permits and material correspondence, reports, studies and analyses in the possession of the Company or any Company Subsidiary pertaining to (i) any non-compliance with all Environmental, Health and Safety Laws, (ii) any pending and threatened in writing Environmental, Health and Safety Claims, and (iii) any Releases of Hazardous Materials at, in, on, beneath or adjacent to the Company Realty or the Discontinued Plants, or, except for matters for which the Company or any Company Subsidiary does not have liability, any Former Company Realty.

4.15 Realty.

(a) Section 4.15(a) of the Disclosure Letter sets forth a true and correct list of all real property owned in whole or in part by the Company or the Company Subsidiaries (collectively, the “Owned Realty”). The Company or a Company Subsidiary owns and holds good, valid and marketable title in fee simple to the Owned Realty, free and clear of all Liens, other than Permitted Liens and Liens that will be released at or prior to the Closing, and there is no unrecorded Lien, easement, license, lease, agreement or instrument encumbering the Owned Realty, other than Permitted Liens. To the Knowledge of Seller, there are (i) no material defaults or any condemnation or other similar proceedings affecting any portion of the Owned Realty, (ii) no lawsuits or administrative actions or proceedings alleging violations of any Laws by any Owned Realty, and (iii) no actual or threatened special assessments or reassessments of the Owned Realty, and, in each case, none of Seller, the Company or any Company Subsidiary has received any written notice thereof. Neither the Company nor any Company Subsidiary has granted to any Person any option or right of first refusal to purchase or acquire any material portion of the Owned Realty.

(b) Section 4.15(b) of the Disclosure Letter sets forth a true and correct list of all material real property which the Company or any Company Subsidiary has the right to use or occupy pursuant to a lease, sublease or other similar agreement (collectively, the “Leased Realty” and, together with the Owned Realty, the “Company Realty”). The Company or one of the Company Subsidiaries possesses valid leasehold interests in the Leased Realty pursuant to the leases, licenses, subleases and other agreements, including any amendments, supplements, extensions, assignments, subleases, modifications thereto or thereof (the “Leases”), free and clear of any Liens except Permitted Liens. Seller has provided or made available to Buyer with true, correct and complete copies of all Leases (including all amendments, supplements, extensions, assignments, subleases, modifications and other agreements with respect thereto). Each Lease is in full force and effect and enforceable against the Company or Company Subsidiary, as applicable, and, to the Knowledge of Seller, each other party thereto in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect affecting creditors’ rights generally and general equitable principles. The Leases are unmodified and there are no other agreements for the use and occupancy of the real property or improvements, as applicable, leased under the Leases. Neither the Company nor any Company Subsidiary has received any notice of default, termination or cancellation from a landlord with respect to any Lease and, to the Knowledge of Seller, there is no material default or breach (nor any event, fact or circumstance existing which, after the lapse of time or giving of notice by any party, would result in a material default or breach) by the Company, any Company Subsidiary or any landlord, lessor or other third party under any such Lease. Each Lease that contains a change of control, assignment or other transfer by operation of law provision that requires the consent or approval of any Person in connection with the transactions contemplated by this Agreement is identified as such in Section 4.15(b) of the Disclosure Letter.

(c) Neither the Company nor any Company Subsidiary has entered into any lease, sublease, license or other occupancy agreement granting to any Person the right to use or occupy any portion of the Company Realty, except for any Permitted Liens.

(d) To the Knowledge of Seller, the Company Realty is in material compliance with the terms and provisions of all restrictive covenants, easements, agreements, zoning and building ordinances and requirements and all other Laws applicable to the Company Realty.

(e) The buildings, structures and other improvements included within the Company Realty are in good repair and condition, all mechanical, electrical, heating, air conditioning, drainage, sewer, water and plumbing systems relating thereto are in good working order, and all have been maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of the same, ordinary wear and tear excepted), and are adequate and suitable for their presently intended uses and, in the case of buildings and structures (including the roofs and foundations thereof), are structurally sound, in each case, in all material respects. Other than as disclosed on any existing title policy or newly commissioned title report provided or made available to Buyer prior to the date hereof, none of such buildings, structures or other improvements constitutes a nonconforming use under any Law or, to the Knowledge of Seller, encroaches on any property owned by others. To the Knowledge of Seller, no buildings, structures, fixtures, other improvements, fences or appurtenances or other property owned by others encroaches on any portion of the Owned Realty.

(f) There are no material conditions or obligations related to any special use permits, annexation agreements, zoning, planned development, subdivision or site plan approvals, or other land use permits or approvals issued in connection with any of the Company Realty that have not been satisfied or completed.

(g) Each parcel of the Company Realty has access to (i) public roads or valid and enforceable easements over private streets or private property for such ingress to and egress from such Company Realty; and (ii) water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protection, drainage and other public utilities, in each case as is necessary for the conduct of the business of the Companies and the Company Subsidiaries thereat or thereon in the manner in which they are operated as of the date hereof and in which they have been operated since the Compliance Date.

(h) Seller has provided to Buyer true, correct and complete copies of all existing title insurance policies and any ALTA or land title surveys in the possession of Seller, the Company or the Company Subsidiaries. To the Knowledge of Seller, all such title insurance policies are in full force and effect and since the Compliance Date there have been no claims made or asserted by any party thereunder or pursuant thereto.

4.16 Personal Property. The Company or one of the Company Subsidiaries has, in all material respects, legal title to, or a valid and enforceable right to use, all equipment and other tangible personal property that is material to the operation of the business of the Company or applicable Company Subsidiary in the ordinary course of business, in each case, free and clear of any and all Liens except Permitted Liens or Liens that will be released at or before the Closing.

4.17 Labor and Employment Matters.

(a) Section 4.17(a) of the Disclosure Letter contains a true, correct and complete list of employees who are primarily dedicated to the Business, and either (i) actively at work or (ii) on short-term disability or other disability absence (“Short-Term Disability Leave Employees”), military or Family and Medical Leave Act (FMLA) leave (such employees, together with the Short-Term Disability Leave Employees and the employees described in clause (i) hereof, each a “Business Employee”) including, for each employee, the name, date of service, current rate of compensation (including any base salary, bonuses and commissions), department, title, and whether full-time, part-time or per-diem All Business Employees are employed, or will be employed prior to the Effective Time, by the Company or a Company Subsidiary; and all employees of the Company or a Company Subsidiary who are not Business Employees (or are Business Employees who are Short-Term Disability Leave Employees) will be transferred to an Affiliate that is not the Company or a Company Subsidiary prior to the Effective Time. For this purpose, any employee who is on short-term disability or other disability absence leave regardless of whether such leave is covered by FMLA shall be considered a “Short-Term Disability Leave Employee.” Section 4.17(a) of the Disclosure Letter shall be updated by Seller as of the Closing Date to reflect all additions, deletions and changes in leave status since the date hereof. Section 4.17(a) of the Disclosure Letter also contains a true, correct and complete list of independent contractors who are providing material services to the Company or any Company Subsidiary as of the date hereof, including the names, dates of service, current rate of compensation, and description of services provided. Section 4.17(a) of the Disclosure Letter may be updated periodically prior to the Effective Time by Seller to reflect ordinary course changes in employment status.

(b) Except as set forth in Section 4.17(b) of the Disclosure Letter, (i) neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or other similar labor agreement (each, a “CBA”), (ii) there is no pending or, to the Knowledge of Seller, threatened in writing (x) union organizing or election activity involving any Business Employee or (y) material labor dispute between the Company and any Company Subsidiary and any labor organization, or any strike, slowdown, or work stoppage involving any Business Employee, (iii) there is no material unfair labor practice charge pending or, to the Knowledge of Seller, threatened in writing against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Entity, and (iv) there is no material Litigation pending or, to the Knowledge of Seller, threatened in writing against the Company or any Company Subsidiary brought by or on behalf of any current or former Business Employee or any current or former employee of the Company or any Company Subsidiary. Seller has provided to Buyer true and complete copies of any CBA set forth in Section 4.17(b) of the Disclosure Letter.

(c) Seller, the Company and all Company Subsidiaries are, and since the Compliance Date have been, in compliance, in all material respects with all applicable Laws pertaining to employment and employment practices in respect of the Business Employees. There are no material actions, suits, claims, investigations or other legal proceedings against Seller, Company or any Company Subsidiary pending or, to the Knowledge of Seller, threatened to be brought or filed, by or with any court or arbitrator or any other Governmental Entity in connection with the employment of any current or former Business Employee or any current or former employee of the Company or any Company Subsidiary, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”), wages, hours, eligibility for and payment of overtime compensation, worker classification (including the proper classification of independent contractors and consultants), Tax withholding, collective bargaining, unemployment insurance, workers’ compensation, immigration, disability rights, leaves of absence, affirmative action, occupational safety and health Laws, or any other employment related matter arising under applicable Laws. All Business Employees and employees of the Company and each Company Subsidiary are, and have been since the Compliance Date, properly classified for purposes of withholding Taxes and eligibility to participate in, and coverage under, any Plan or Company Plan.

(d) Neither the Company nor any Company Subsidiary has any material liabilities under the WARN Act or any similar applicable Law as a result of any action taken by Seller, the Company or any Company Subsidiary. Within the past 90 days, none of Seller, the Company nor any Company Subsidiary have taken any action that constitutes a “mass layoff,” “mass termination” or “plant closing” at any facility where Business Employees work within the meaning of the WARN Act or any comparable state Law.

4.18 Intellectual Property.

(a) Section 4.18(a) of the Disclosure Letter sets forth a list, as of the date of this Agreement, of all: (i) patents and patent applications; (ii) trademark registrations and applications; (iii) Internet domain name registrations; and (iv) copyright registrations and applications, in each case (i)-(iv), owned by the Company or any Company Subsidiary. (1) the foregoing registrations and applications are in effect and subsisting, and (2) either the Company or a Company Subsidiary is the sole owner of such applications and registrations. All trademarks, patents and copyrights listed in Sections 4.18(a), 4.18(f), 4.18(g), or 4.18(h) of the Disclosure Letter are currently in compliance with all applicable Laws (including the post-registration filing of all required affidavits of use and incontestability and renewal applications with respect to such trademarks, and the payment of all required filing, examination, annuity and maintenance fees, as applicable) and, to the Knowledge of Seller, are valid. As of the date of this Agreement, no such material trademark is currently involved in any opposition or cancellation proceeding and no such action has been threatened in writing with respect to any such trademarks. Each such material trademark has been in continuous use (to the extent necessary to maintain registration thereof) by the Company and/or the Company Subsidiaries since its registration, and to the Knowledge of Seller, there has been no prior use of any such material trademark by any Person that would confer upon said Person superior rights in such trademark with respect to the applicable goods and services of the Seller or the Retained Subsidiaries, with respect to the Business, the Company and the Company Subsidiaries. As of the date of this Agreement, no such material patent is currently involved in any inventorship challenge, interference, reissue, re-examination, opposition or post-grant proceeding and no such action has been threatened in writing with respect to any such patent. All assignments to the Company or any of its Subsidiaries of any such material patents and such material trademarks have been properly executed and recorded.

(b) The conduct of the Business as currently conducted by Seller, the Retained Subsidiaries, the Company and the Company Subsidiaries does not infringe, misappropriate, or otherwise violate any Person’s Intellectual Property, and, as of the date of this Agreement, there is no such claim served on the Company or any Company Subsidiary and pending, or was threatened since the Compliance Date through the date hereof, against the Company or any Company Subsidiary. No Person is infringing or otherwise violating any Intellectual Property owned by the Company or any Company Subsidiary in any material respect, and no such claim is pending, or was threatened since the Compliance Date through the date hereof, against any Person by the Company or any Company Subsidiary.

(c) The Company and each Company Subsidiary makes commercially reasonable efforts to protect the confidentiality of trade secrets used in the Business, the Company and the Company Subsidiaries.

(d) Since the Compliance Date through the date hereof: (i) none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity, nor has any claim been served on the Company or any Company Subsidiary during such time and is pending, in either case alleging a material violation of individual privacy rights; and (ii) there has not been a material violation by the Company or any Company Subsidiary of any Privacy and Information Security Requirement relating to or arising out of the conduct of the business.

(e) Section 4.18(e) of the Disclosure Letter sets forth a list of all free and open source software used by the Company or any Company Subsidiary in the operation of their business as currently conducted in a manner that (i) resulted in the loss by the Company or any Company Subsidiary of material rights in source code owned or developed by the Company or any Company Subsidiary or (ii) required the disclosure or distribution of material source code owned or developed by the Company or any Company Subsidiary.

(f) Section 4.18(f) of the Disclosure Letter sets forth a list of all trademark registrations and applications that are owned by Seller or its Affiliates and used exclusively in the Business.

(g) Section 4.18(g) of the Disclosure Letter sets forth a list of all patents and patent applications that are owned by Seller or its Affiliates and used exclusively in the Business.

(h) Section 4.18(h) of the Disclosure Letter sets forth a list of all Internet domain name registrations that are registered to Seller or its Affiliates and used exclusively in the Business.

(i) No copyright registrations or applications are owned by Seller or its Affiliates and used exclusively in the Business.

4.19 Improper and Other Payments. Neither the Company, any Company Subsidiary nor, to the Knowledge of Seller, any of their directors, officers, or other Persons acting on behalf of the Company or any Company Subsidiary has (a) offered, promised, made, paid, or received any unlawful bribes, kickbacks, or other similar payments to or from any Person (including any customer or supplier) or any Governmental Entity; (b) offered, promised, made, or paid any illegal contributions, directly or indirectly, to a domestic or foreign political party or candidate; or (c) offered, promised, made, or paid any improper foreign payment (as defined in The Foreign Corrupt Practices Act of 1977, as amended) or otherwise taken any action in violation of any anti-bribery or anti-corruption Law.

4.20 Insurance.

(a) Section 4.20 of the Disclosure Letter sets forth an accurate and complete list as of the date hereof of all insurance policies purchased in the last five (5) years and for which the Company or any Company Subsidiary is covered (the “Insurance Policies”).

(b) Except as set forth on Section 4.20 of the Disclosure Letter, each of the Insurance Policies is valid, outstanding, enforceable, is in full force and effect (and all premiums due and payable thereon up to and including the Closing Date have been paid in full on a timely basis), and no notice of cancellation, termination or revocation or other notice that any Insurance Policy is no longer in full force or effect or that the issuer of any policy is not willing or able to perform its obligations thereunder has been received by the Company or any of its Affiliates.

(c) Seller is in compliance in all material respects with each of the Insurance Policies, and, neither Seller nor any of its Affiliates is in default of any provision thereof.

(d) Except as set forth in Section 4.20 of the Disclosure Letter, within the past five (5) years, neither Seller nor any Affiliate of Seller (including the Company) has made any claim for coverage on behalf of the Company or any Company Subsidiary under any such Insurance Policy with respect to which an insurer has, in a written notice to Seller or any Affiliate of Seller (including the Company), denied or disputed or otherwise reserved its rights with respect to such coverage, and (ii) within the past three (3) years no insurer has threatened in writing to cancel any such Insurance Policy.

4.21 Sufficiency of Assets.

(a) Subject to the Transition Services Agreement, the Economic Benefits Agreement, the Intellectual Property Agreement and Section 6.13 hereto, the rights, assets and property of the Company and the Company Subsidiaries, including the Company Realty, are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, assets and property necessary to conduct the Business in substantially the same manner as currently conducted.

(b) Section 4.21 of the Disclosure Letter sets forth a list of contracts with Seller or any of Seller’s Subsidiaries (other than the Company or any Company Subsidiary) as a party thereto which are designated as Wood Contracts or Shared Contracts therein. No contract retained by Seller or its Subsidiaries which is not set forth on Sections 4.11(a) or 4.21 of the Disclosure Letter, related to services provided under the Transition Services Agreement, the intellectual property license under the Intellectual Property Agreement, related to the real property subject to the Sublease or covered by the Economic Benefits Agreement (i) is necessary for the conduct of the Business or (ii) reflects revenue in excess of $50,000 in connection with the design, manufacture, sourcing and sale of hardwood flooring products prior to the Closing.

4.22 Brokers. Except for the Banker’s Fees, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

4.23 Inventory. All inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories held by the Company or any Company Subsidiary in connection with the Business (“Inventory”) is, subject only to a reserve for inventory writedown in the Financial Statements, usable and, with respect to finished goods, saleable, in the ordinary course of the Business, and none of such Inventory is obsolete, damaged, or defective. Except as set forth in Section 4.23 of the Disclosure Letter, none of the Inventory is held on a consignment basis. The quantities of each item of Inventory (whether raw materials, work in process or finished goods) are reasonable in the present circumstances of the Business. To the Knowledge of Seller, all manufacturer warranties applicable to Inventory remain in effect, and the transactions contemplated by this Agreement will not cause any such warranty to become void or voidable.

4.24 Notes and Accounts Receivable. All Accounts Receivable are properly reflected on the Books and Records and have arisen from bona fide transactions in the ordinary course of the Business. Except as set forth in Section 4.24 of the Disclosure Letter or to the extent reserved for in the Financial Statements, none of the Company or Company Subsidiaries has received any written notice from or on behalf of any account debtor asserting any defense to payment or right of setoff with respect to any material amount of Accounts Receivable and, to the Knowledge of Seller, no such claim has been threatened.

4.25 Product Warranty and Liability.

(a) Each product manufactured, sold, assembled or delivered by the Company or any Company Subsidiary (collectively, “Products and Services”) has been accompanied by a written warranty. To the Knowledge of Seller, all such Products and Services have been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and, to the Knowledge of Seller, there are no situations, events, facts or circumstances that would reasonably be expected to give rise to any material liability for replacement or repair thereof or other damages in connection therewith, subject to the general reserve set forth in the Financial Statements.

(b) To the Knowledge of Seller, except as (i) set forth in Section 4.25(b) of the Disclosure Letter or (ii) as publicly available on Seller’s website set forth in Section 4.25(b) of the Disclosure Letter as of the date hereof, since the Compliance Date, the Company has not made any other written material warranties (which remain in effect) with regard to its Products and Services. To the Knowledge of Seller, there are no inherent design defects or systemic or chronic problems in any Products and Services.

(c) None of the Company or the Companies has any material liability arising out of any injury to individuals or property resulting from the ownership, possession, or use of any Products and Services.

4.26 Suppliers and Customers. Section 4.26 of the Disclosure Letter sets forth a complete and accurate list of the top ten (10) (x) trade vendors/suppliers and (y) customers of the Business, taken as a whole, based on consolidated purchases and sales, as the case may be, for the year ended December 31, 2017 (the “Material Suppliers” and the “Material Customers”). The relationships of the Business, the Company and the Company Subsidiaries with each Material Supplier and Material Customer are good commercial working relationships, and, since December 31, 2017, no Material Supplier or Material Customer has canceled or otherwise terminated, or to the Knowledge of Seller threatened to cancel or otherwise terminate, its relationship with the Company or a Company Subsidiary. Since December 31, 2017, none of the Company or Company Subsidiaries has received any written notice that any Material Supplier or Material Customer may cancel its relationship with the Company or Company Subsidiaries or limit its services, supplies or materials to the Company or Company Subsidiaries.

4.27 Bank Accounts, Powers of Attorney. Set forth in Section 4.27 of the Disclosure Letter is a complete and accurate list showing (a) the name and address of each bank, trust company, security broker and other financial institutions in which the Company or any Company Subsidiary has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship, the number of any such account and the names of all Persons authorized to draw thereon or to have access thereto; and (b) the names of all Persons, if any, holding powers of attorney from the Company relating to such accounts.

4.28 Disclaimer of Seller. (A) EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, NONE OF SELLER, THE COMPANY, THE COMPANY SUBSIDIARIES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, MANAGERS, MEMBERS, STOCKHOLDERS, AFFILIATES, EMPLOYEES OR REPRESENTATIVES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY OR THE COMPANY SUBSIDIARIES, THE SHARES OR THE CAPITAL STOCK OR OTHER EQUITY INTERESTS OR ASSETS OF THE COMPANY OR ANY COMPANY SUBSIDIARY, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OR (II) THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY OR ANY COMPANY SUBSIDIARY AFTER THE

CLOSING AND (B) EXCEPT FOR LIABILITY FOR FRAUD, NONE OF SELLER, THE COMPANY, ANY COMPANY SUBSIDIARY OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, MANAGERS, MEMBERS, STOCKHOLDERS, BENEFICIARIES, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO BUYER OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO BUYER, ITS AFFILIATES OR REPRESENTATIVES OF, OR BUYER’S USE OF, ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIALS RELATING TO THE COMPANY OR ANY COMPANY SUBSIDIARY, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIALS MADE AVAILABLE TO BUYER, WHETHER ORALLY OR IN WRITING, IN ANY DATA ROOM RELATING TO THE TRANSACTION, IN MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, RESPONSES TO QUESTIONS OR REQUESTS SUBMITTED BY OR ON BEHALF OF BUYER OR IN ANY OTHER FORM IN CONSIDERATION OR INVESTIGATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows as of the date of this Agreement and as of the Closing Date:

5.1 Organization. Buyer is a corporation, duly organized, validly existing and in good standing under the Laws of Delaware, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

5.2 Authority; Enforceability. Buyer has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder, as applicable, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and, as of the Closing, each Ancillary Agreement to which it is a party, and the performance by Buyer of this Agreement have been duly authorized by all necessary corporate action by Buyer and no other corporate proceeding on the part of Buyer is necessary to authorize this Agreement, any Ancillary Agreement to which it is a party, or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Buyer. This Agreement constitutes the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles.

5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Buyer does not, and performance by Buyer of its obligations under this Agreement will not, (i) conflict with or violate the Organizational Documents of Buyer in any material respect, (ii) conflict with or violate, in any material respect, any Laws applicable to Buyer or by or to which any of Buyer’s properties or assets are bound or subject, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a material Lien on, any of the properties or assets of Buyer, pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Buyer is a party or by which Buyer or any of its respective properties or assets is bound or subject, except as would not reasonably be expected to prohibit or materially restrict, impede or delay the consummation of the transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement by Buyer does not, and the performance by Buyer of its obligations under this Agreement will not, require Buyer to obtain any Consent of any Governmental Entity or third party except for applicable requirements of the HSR Act.

5.4 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any of its respective Affiliates.

5.5 Absence of Litigation. There is no Litigation pending or, to the knowledge of Buyer, threatened in writing, against Buyer that, if adversely determined, (a) would prevent or materially restrict, impede or delay the performance by Buyer of its obligations under this Agreement or (b) would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Buyer to perform its obligations under this Agreement.

5.6 Sufficient Funds.

(a) As of the Closing Date, Buyer will have available to it sufficient funds (which funds, as well as the obligations of Buyer hereunder, shall not be subject to any financing condition or contingencies) to consummate the purchase of the Shares and satisfy all obligations of Buyer under the Agreement, including the payment of the Net Purchase Price and any associated expenses. Buyer has provided to Seller a true, correct and complete copy of the executed equity commitment letter (including all exhibits, schedules and annexes thereto) from the Equity Financing Source attached hereto as Exhibit D (the “Equity Commitment Letter”), pursuant to which the Equity Financing Source has committed to invest the amounts set forth therein (the “Equity Financing”) and providing that Seller is an express third-party beneficiary thereof.

(b) The Equity Commitment Letter is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified in any respect, and no withdrawal, termination, amendment or modification is contemplated. The Equity Commitment Letter, in the form so delivered, is a valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto, enforceable in accordance with its respective terms against the parties thereto. There are no other agreements, side letters or other arrangements of any kind relating to the Equity Financing other than the Equity Commitment Letter. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term or condition of the Equity Financing, and Buyer has no reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of Closing to be satisfied by it contained in the Equity Financing, or that any portion of the Equity Financing will be unavailable on the Closing Date. Buyer has fully paid any and all commitment fees or other fees required by the Equity Financing to be paid on or before the date of this Agreement. The aggregate proceeds from the Equity Financing constitute all of the financing required by Buyer to consummate the transactions and satisfy its obligations contemplated by this Agreement, including the payment of the Net Purchase Price, the payment of all associated costs and expenses, and the repayment of all Indebtedness as contemplated by Article III (including any required refinancing of Indebtedness of Buyer). The Equity Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Equity Financing available to Buyer on the terms set forth therein. The Equity Financing has not been withdrawn.

(c) Buyer acknowledges and agrees that its obligations under this Agreement are not subject to any conditions regarding Buyer’s, its Affiliates’ or any other Person’s ability to obtain, or the availability of, any financing for the consummation of the transactions contemplated hereby.

5.7 Solvency. As of the Effective Time, after giving effect to all of the transactions contemplated by this Agreement, including, without limitation any related financing and the payment of the Net Purchase Price, including any adjustments thereto pursuant to Section 2.3, any repayment or refinancing of Indebtedness contemplated in this Agreement and payment of all related fees and expenses, and assuming for these purposes the accuracy of the representations and warranties set forth in Article IV hereof and the satisfaction of the conditions set forth in Sections 8.1 and 8.2, as of the Effective Time Buyer shall be Solvent. For the purposes of this Section 5.7, the term “Solvent” when used with respect to any Person means that, as of any date of determination, (a) the “fair saleable value” of such Person’s assets will, as of such date, exceed (i) the value of all “liabilities, including contingent and other liabilities” of such Person, as applicable, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its respective existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

5.8 Investment Intent. Buyer is acquiring the Shares for investment for its own account for investment only, and not with a view to any resale or public distribution thereof. Buyer shall not offer to sell or otherwise dispose of the Shares in violation of any applicable Laws to any such offer, sale or other disposition. Buyer acknowledges that (a) the Shares have not been registered under the Securities Act, or any state securities Laws; (b) there is no public market for the Shares and there can be no assurance that a public market will develop; and (c) Buyer must bear the economic risk of its investment in the Shares for an indefinite period of time. Buyer is an “accredited investor” within the meaning of Rule 501 of the Securities Act as presently in effect, and has knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of acquiring and holding the Shares.

5.9 Legal Requirements and Approvals. Buyer has no knowledge of any Consent of any Governmental Entity that will be required to consummate the transactions contemplated by this Agreement that it will not be able to obtain or make, or that it may obtain only after substantial delay, or any material requirement of any Governmental Entity that it will be unable to satisfy in connection with the transactions contemplated hereby.

5.10 Knowledge of Breach. Buyer has no knowledge of any breach or inaccuracy of any representation or warranty set forth in Article IV hereof other than as set forth in the Disclosure Letter.

5.11 Inspection; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged advisors, experienced in the evaluation and purchase of companies and businesses such as the Company, the Company Subsidiaries and the Business as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable Buyer to make an informed decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. Buyer agrees to accept the Shares without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to Seller, the Company or the Company Subsidiaries, except as expressly set forth in Article IV of this Agreement. Without limiting the generality of the foregoing, Buyer acknowledges that neither Seller, the Company nor any of the Company Subsidiaries makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business, the Company and the Company Subsidiaries or the future business and operations of the Business, the Company and the Company Subsidiaries or (b) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Company, the Company Subsidiaries or any of their respective businesses, assets, liabilities or operations, except as expressly set forth in Article IV of this Agreement. In connection with Buyer’s investigation of the Company and the Company Subsidiaries, Seller has delivered, or made available to Buyer and its Affiliates, agents and representatives, certain projections and other forecasts, including but not limited to, projected financial statements, cash flow items and other data of the Company and the Company Subsidiaries relating to the business of the Company and the Company Subsidiaries and certain business plan information of the Company and the Company Subsidiaries. Buyer acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Buyer and its Affiliates, agents and representatives shall have no claim against any Person with respect thereto. Accordingly, Buyer acknowledges that, without limiting the generality of Section 4.28, neither Seller nor any of its representatives, agents or Affiliates (including the Company and the Company Subsidiaries) have made any representation or warranty with respect to such projections and other forecasts and plans. For the avoidance of doubt, this Section 5.11 shall not prevent or limit a cause of action based upon, or relieve any party from any liability on account of, Fraud.

ARTICLE VI

COVENANTS

6.1 Affirmative Covenants of Seller. Prior to the Closing Seller shall, and shall cause the Company and each Company Subsidiary to, unless otherwise expressly contemplated by this Agreement or consented to in writing by Buyer (which consent, in the case of Section 6.1, shall not be unreasonably conditioned, withheld, or delayed) use commercially reasonable efforts to (i) operate the Business only in the ordinary course consistent with past practice, (ii) maintain relationships with customers, suppliers, landlords, lessors and licensors of the Business, the Company and the Company Subsidiaries, (iii) maintain the material assets of the Business, the Company and the Company Subsidiaries in their current condition, ordinary wear and tear excepted, and (iv) comply in all material respects with applicable Laws and the terms of all Leases. Notwithstanding the foregoing, during the period from the date hereof until the Closing, Seller, the Company and each Company Subsidiary shall be permitted to utilize any and all available Cash and Cash Equivalents of the Company and the Company Subsidiaries from time to time to (x) pay any Transaction Expenses or (y) repay any outstanding Indebtedness of the Company and the Company Subsidiaries.

6.2 Negative Covenants of Seller. From the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Article IX hereto, Seller shall not, and shall not permit the Company or any Company Subsidiary to do any of the following, except (i) as required by Law, (ii) as expressly contemplated by this Agreement, (iii) as expressly contemplated in Section 6.2 of the Disclosure Letter or (iv) as consented to in writing by Buyer (which consent, in the case of clause (a), (b), (e), (g), (k), (n), (o), (p), (q), (r), (s) and (t) shall not be unreasonably conditioned, withheld or delayed) (provided that none of the following shall be construed to restrict the right and ability of the Company or any Company Subsidiary, prior to the Closing, to take any action expressly permitted under the last sentence of Section 6.1 above):

(a) other than as required by Law or as required pursuant to the terms of any contract or Plan as in effect on the date hereof and made available to Buyer (or pursuant to any amendment to such contract or Plan required by Law), (i) increase the compensation payable to or to become payable to any current or former director, officer or employee of the Company or any Company Subsidiary; (ii) accelerate the vesting or payment of any compensation or benefits of any current or former director, officer or employee of the Company or any Company Subsidiary; (iii) establish, adopt, terminate or amend in any material respect any Plan that would result in or increase a liability of the Company (or any plan, program, agreement or arrangement that would be a Plan if in effect on the date hereof) other than the Company Pension Plan and other than routine amendments to Plans affecting Seller employees generally (and not solely affecting Company employees); (iv) lend, pay or contribute any funds to any of its directors, officers, employees, Affiliates or Associates (other than compensation payable in the ordinary course of business or reimbursement of fees and expenses); or (v) take action to fund or secure any payments or benefits that are payable or to be provided to Business Employees under any Plan not otherwise required by the terms of the Plan in effect on the date hereof;

(b) hire or promote any employees or independent contractors, other than such hires or promotions in the ordinary course of business;

(c) (i) effect any reorganization or recapitalization or (ii) split, combine, redeem, repurchase, pledge or encumber or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, the Shares;

(d) issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of any class of its capital stock, any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares;

(e) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, any of its assets with a fair market value in excess of $250,000 (other than in the ordinary course of business);

(f) change any of its methods of accounting, except to the extent required by, or permitted in accordance with, GAAP;

(g) (i) terminate or materially amend or modify or enter into any Material Contract or contract that, if in effect on the date hereof, would have been a Material Contract, (ii) terminate, amend or modify any Lease, or (iii) waive in any material respect any term of, or waive any material default under, or release, settle or compromise any material claim by or against the Company or any Company Subsidiary or material liability or obligation owing to the Company or any Company Subsidiary under, any Material Contract or any Lease;

(h) incur any material obligation for Indebtedness, whether or not evidenced by a note, bond, debenture, guarantee or similar instrument (other than in the ordinary course of business), or enter into any material swap or other off-balance-sheet transaction for its own account (provided that, for the avoidance of doubt, the foregoing shall not prohibit or restrict the Company or any Company Subsidiary from terminating any interest rate swap arrangements maintained as of the date of this Agreement by the Company or any Company Subsidiary), or enter into any material economic arrangement having the economic effect of any of the foregoing, other than (i) in the ordinary course of business or (ii) Indebtedness between or among the Company and any Company Subsidiaries, or between or among Company Subsidiaries;

(i) settle, agree to settle, release, waive or compromise any pending or threatened Litigation (i) involving a post-Closing payment obligation by or to the Company or any Company Subsidiary in an amount in excess of $500,000 in any single instance, (ii) in which the Company or any Company Subsidiary admits wrongdoing or misconduct or in which equitable relief is imposed, (iii) involves any admission of a criminal act or (iv) as a result of which the Business would reasonably be expected to be materially impacted or restricted;

(j) permit, allow or suffer any material assets of the Company or any Company Subsidiary with a fair market value in excess of $500,000 to be subjected to any Lien other than Permitted Liens;

(k) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or securities of, or by any other manner, any material corporation, partnership, joint venture or other entity, in each case, for consideration in excess of $500,000;

(l) make or authorize material capital expenditures or material commitments for capital expenditures that cause the Company or any Company Subsidiary to exceed the capital expenditure budget set forth on Section 6.2(l) of the Disclosure Letter by more than ten percent (10%) and not fail to continue to make capital expenditures in accordance with current budgets;

(m) dissolve, wind-up or liquidate;

(n) unless required by Law, negotiate, enter into, amend or extend any contract with a union or recognize or certify any union as the bargaining representative for any Business Employee or individual providing services to the Business;

(o) hire, engage, or terminate (other than for cause) the employment or engagement of any employee or other individual who will perform his or her services primarily for or on behalf of the Business who, in each case, will earn an annual base salary in excess of $150,000;

(p) cancel or compromise any material debt or claim or waive or release any material right of the Company or any Company Subsidiary or any of its assets, properties, rights or interests;

(q) alter in any way the manner in which the Company or any Company Subsidiary has regularly and customarily maintained its Books and Records, except as may be required by applicable Law, any Governmental Entity or professional standards of accountancy;

(r) (i) make, change or rescind any material election relating to Taxes, (ii) settle or compromise any material proceeding relating to Taxes, (iii) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes of the Company or any Company Subsidiary, (iv) enter into any closing agreement with respect to any material amount of Tax, (v) amend any material Tax Return or abandon any claim for a material Tax refund, or (vi) change any material method of Tax accounting, except, in each case, for any such action with respect to any Tax Return reported, or Taxes payable, on a consolidated, combined, affiliated, unitary or similar basis, that does not materially impact the Company or any Company Subsidiary;

(s) license, abandon, allow to let lapse or otherwise dispose of any material Intellectual Property owned by the Company or any Company Subsidiary (other than in the ordinary course of the Business or to another Company Subsidiary); or

(t) agree in writing to do any of the foregoing.

6.3 Access and Information. Subject to Section 6.4 and applicable Law, legal privileges (including, without limitation, attorney client privilege) and requirements to protect the confidentiality of competitively sensitive information, Seller shall, and shall cause the Company and the Company Subsidiaries to, from the date of this Agreement until the Closing or earlier termination of this Agreement pursuant to Article IX hereto, (A) afford to Buyer and its Representatives access at reasonable times during normal business hours under supervision of Seller’s personnel to (i) the properties of the Company and the Company Subsidiaries and to the Books and Records thereof and furnish promptly to Buyer and its Representatives such information concerning the business, properties, contracts, records and personnel of the Business (including financial, marketing, operating and other data and information) as may be requested, from time to time, by Buyer, and (ii) management, employees and personnel of the Business, in each case of this clause (A), including in connection with the separation and transition of the Business, the Company and the Company Subsidiaries and actions required for effectuating that and (B) provide all necessary cooperation (i) to contact or communicate with the customers, suppliers or any other Person with a material business relationship with Seller, the Company, any Company Subsidiary or the Business and (ii) in connection with the separation and transition of the Business, the Company and the Company Subsidiaries and actions required for effectuating that. All requests for access pursuant to this Section 6.3 shall be made in writing and shall be directed to and coordinated with Donald R. Maier of Seller (or such person or persons as he may designate in writing to Buyer); provided, that any such access shall be conducted at a reasonable time during ordinary business hours, upon reasonable advance notice to Seller; provided, further, that such access shall not include the right to perform any environmental sampling, testing, investigation, assessments or similar work, but such access shall include reasonable access for surveyors to perform on-site survey work in connection with preparing and/or updating any ALTA or land title surveys of any portion of the Company Realty (the “Property Access”). Buyer shall, at its sole cost and expense, promptly repair any damage arising from or caused by any Property Access and shall reimburse Seller for any reasonable loss arising from or caused by any Property Access, and restore the assets of the Business, the Company, any Company Subsidiary or such other third-party property to substantially similar condition as existed prior to such Property Access, and shall indemnify, defend and hold harmless Seller and its Affiliates from and against any personal injury or property damage claims, liabilities, judgments or expenses (including reasonable attorneys’ fees) incurred by any of them arising or resulting therefrom. Notwithstanding anything to the contrary contained herein, neither Seller, the Company nor any of the Company Subsidiaries shall be required to disclose to Buyer or its Representatives any information to the extent related to the sale process or Seller’s evaluation thereof, including projections, financial, or other information related thereto, other than projections and financial or other information prepared in the ordinary course of business and not prepared for the sale process.

6.4 Confidentiality. From and after the date of this Agreement (including after the Closing Date), each of Seller and Buyer shall continue to comply with all of their respective obligations under the Confidentiality Agreement, dated as of April 16, 2018, between Seller and Buyer (the “Confidentiality Agreement”), which shall survive any termination of this Agreement in accordance with its terms. All information disclosed and access provided pursuant to Section 6.3 shall be subject to the terms and conditions of the Confidentiality Agreement.

6.5 Continuation of Indemnification.

(a) After the Closing, Buyer shall cause the Company and the Company Subsidiaries to continue to indemnify and hold harmless, to the fullest extent permitted by applicable Law, each of the Company’s and the Company Subsidiaries’ present and former directors, managers, officers, employees, and agents, in each case in their capacities as such, from and against all damages, costs, and expenses actually incurred or suffered in connection with any threatened or pending action, suit, or proceeding at law or in equity by any Person or any arbitration or administrative or other proceeding relating to the business of the Company and the Company Subsidiaries or the status of such individual as a director, officer, employee, or agent at or prior to the Closing, and in furtherance thereof to advance to such present and former directors, managers, officers, employees, and agents expenses associated with any such action, suit, or proceeding to the fullest extent permitted (a) by Law, (b) as would have been permitted by the Organizational Documents in effect as of the date of this Agreement, and (c) pursuant to any agreement that provides for indemnification by the Company or any Company Subsidiary for the foregoing Persons in effect as of the date of this Agreement which has been provided to Buyer prior to the date hereof. Buyer shall cause the Company and the Company Subsidiaries to retain or include in their respective Organizational Documents any indemnification provision or provisions, including provisions respecting the advancement of expenses, in effect immediately prior to the Closing for the benefit of each of the Company’s and each Company Subsidiary’s officers, managers, directors, employees, and agents and shall not thereafter amend the same in any material respect (except to the extent that such amendment preserves, increases or broadens the indemnification or other rights theretofore available to such officers, managers, directors, employees, and agents). If, after the Closing, the Company or any Company Subsidiary merges into, consolidates with, or transfers all or substantially all of its assets to another Person, then and in each such case Buyer shall cause the Company or such Company Subsidiary to make proper provision so that the surviving or resulting entity or the transferee in such transaction shall assume the obligations of the Company or such Company Subsidiary, as applicable under this Section 6.5. The obligations set forth in this Section 6.5 shall continue for a period of six (6) years following the Closing and shall continue in effect thereafter with respect to any action, suit, or proceeding commenced prior to the sixth (6th) anniversary of the Closing Date, and such obligations are intended to benefit each director, manager, officer, agent, or employee who has held such capacity on or prior to the Closing Date and is either a party to an indemnification agreement with the Company or any Company Subsidiary or now or hereafter is entitled to indemnification or advancement of expenses pursuant to any provisions contained in the applicable Organizational Documents.

(b) Seller shall cause the Company and the Company Subsidiaries to be added as covered divested entities under its Directors’ and Officers’ Liability, Employment Practices Liability, and Fiduciary Liability policies (collectively, “Management Liability”) by way of endorsements to the policies in effect at time of Closing. Such endorsements shall grant coverage to the Company and the Company Subsidiaries for pre-Closing wrongful acts only, of the type covered by the Management Liability policies and shall remain on the current and subsequent policies purchased by Seller for a period of six (6) years after Closing and evidence of such endorsement shall be provided to Buyer upon each renewal thereof by way of a satisfactory certificate of insurance. However, if within six (6) years of the Closing Seller (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity or (iii) discontinued purchasing Management Liability, then in each case Seller will purchase “tail” coverage at such time for a period to include the remainder of the six (6) year anniversary date of the transaction providing coverage to the Company and the Company Subsidiaries for any applicable pre-Closing wrongful act of the type covered by the current policies.

6.6 Employee Matters

(a) For a period of at least twelve (12) months following the Closing Date (or, if earlier, the date of termination of the applicable Continuing Employee) (the “Continuation Period”), Buyer shall, or shall cause its Affiliates to, provide (i) each Business Employee who is employed by the Company or any Company Subsidiary as of the Effective Time (which for the avoidance of doubt, shall not include any Short-Term Disability Leave Employee except as provided below) (each, a “Continuing Employee”) with (x) at least the same level of base salary or hourly wage rate, as the case may be, that was provided to such Continuing Employee immediately prior to the Closing Date, and (y) annual cash target incentive opportunities that are substantially comparable in the aggregate to the annual cash target incentive opportunities in effect with respect to such Continuing Employee immediately prior to the Closing Date, and (ii) each Continuing Employee with other compensation and employee benefits that are no less favorable, in the aggregate, to those provided to such Continuing Employee immediately prior to the Closing Date (other than defined benefit retirement benefits, retiree welfare benefits and equity incentives). Notwithstanding the foregoing, the terms and conditions of employment for any Continuing Employee subject to a CBA shall be in accordance with such agreement to the extent required by Law. Following the Closing Date, Buyer shall offer, or cause its Affiliates to offer, employment to each Short-Term Disability Leave Employee if such Short-Term Disability Leave Employee returns to active status at work within the twelve (12) month period following the Closing Date (or such longer period as required by applicable Law) and upon their acceptance of such employment, such Short-Term Disability Leave Employee shall be treated as a Continuing Employee hereunder. Buyer and Seller shall reasonably cooperate in order to facilitate such offers and effectuate the transfer of employment of any Short-Term Disability Leave Employee to the Company or an Affiliate thereof.

(b) Notwithstanding the generality of the foregoing, Buyer shall, or shall cause its Affiliates to, provide each Continuing Employee whose employment is terminated during the Continuation Period with severance payments and benefits that are no less favorable than severance payments and benefits applicable to the Continuing Employee immediately prior to the Closing under the Plans set forth in Section 4.10(a) of the Disclosure Letter and designated thereon as a severance plan, guideline or practice.

(c) Buyer shall, or shall cause its Affiliates to, provide each Continuing Employee with full service credit for such Continuing Employee’s service with Seller, the Company or any Company Subsidiary (including any predecessors thereto) prior to the Closing for all purposes, including for purposes of eligibility, vesting, benefit accruals and determination of the level of benefits (including for purposes of vacation, severance and retirement benefits) under any benefit plan sponsored or maintained by Buyer and its Affiliates in which such Continuing Employee is eligible to participate following the Closing (each, a “New Plan”); provided, however, that such service shall not be recognized to the extent that such recognition would result in the duplication of benefits. Effective as of the Closing Date, Buyer shall, or shall cause its Affiliates to, provide each Continuing Employee with coverage under a group health plan. With respect to such group health plan and each other New Plan that is a health or welfare plan, Buyer shall, or shall cause its Affiliates (including the Company and the Company Subsidiaries) to, (i) waive any limitation on health and welfare coverage of such Continuing Employee and his or her covered dependents due to pre-existing conditions, waiting periods, active employment requirements and requirements to show evidence of good health and (ii) credit each such Continuing Employee and his or her covered dependents with all deductible payments, co-payments and co-insurance paid by such Continuing Employee and his or her covered dependents under any Plan prior to the Closing during the year in which the Closing occurs for the purpose of determining the extent to which any such Continuing Employee and his or her covered dependents have satisfied any applicable deductible and whether such Continuing Employee and his or her covered dependents has reached the out-of-pocket maximum for such year. Claims incurred by the Continuing Employees under Seller’s group health plan prior to the Closing Date (whether or not reported as of the Closing Date) shall be the responsibility of Seller and Seller’s group health plan. Health and welfare claims incurred by the Continuing Employees on or after the Closing Date shall be the responsibility of Buyer or its Affiliates under a New Plan.

(d) As soon as practicable following the date on which Seller ceases to provide employee benefits and payroll services to Buyer with respect to the Continuing Employees under the Transition Services Agreement (the “FSA Transfer Date”), Buyer shall, or shall cause one of its Affiliates to, have in effect a flexible spending account plan in which the Continuing Employees shall be eligible to participate. As of the FSA Transfer Date, Seller shall inform Buyer of the account balance and payroll deduction election for each of the Continuing Employees on each applicable medical and dependent care account plans of Seller and its Affiliates (each, a “Seller FSA Plan”) with respect to the plan year in which the FSA Transfer Date occurs, and, as soon as practicable after the FSA Transfer Date, (i) if the aggregate benefits paid by the Seller FSA Plan to the Continuing Employees prior to the FSA Transfer Date exceed the aggregate payroll deductions made in respect of the Continuing Employees at or prior to the FSA Transfer Date, then Buyer shall reimburse Seller for the amount of such excess or (ii) if the aggregate payroll deductions made in respect of the Continuing Employees prior to the FSA Transfer Date exceed the aggregate benefits paid by the Seller FSA Plan to the Continuing Employees at or prior to the FSA Transfer Date, then Seller shall reimburse Buyer for the amount of such excess; provided that Seller provides all information required to implement such payroll deductions in a timely manner.

(e) Buyer shall, or shall cause one of its Affiliates to establish as promptly as practicable following the Closing Date, a defined contribution savings plan intended to be “qualified” within the meaning of Section 401(a) of the Code (“Buyer 401(k) Plan”) in which the Continuing Employees shall be eligible to participate. Buyer shall grant, or shall cause its Affiliates and the Buyer 401(k) Plan to grant, past service credit for purposes of eligibility in and vesting under the Buyer 401(k) Plan. Buyer and the Buyer 401(k) Plan shall permit each Continuing Employee to effect a direct rollover (as described in Section 401(a)(31) of the Code, including with respect to any outstanding loans and related promissory notes) of all of any such Continuing Employee’s balance under any existing tax-qualified defined contribution savings plan (including after-tax employee contributions) maintained by Seller in which such employees participate to the Buyer 401(k) Plan, subject to the terms and conditions of each such Plan.

(f) As soon as practicable, and, in any event, within ninety (90) days following the Closing Date, Buyer shall cause the Company to establish a defined benefit pension plan, effective as of the Closing Date, intended to be qualified under Section 401(a) of the Code (the “Company Pension Plan”) with terms that mirror the Seller Retirement Income Plan for the benefit of active hourly Continuing Employees who are participants accruing benefits in the Seller Retirement Income Plan as of the Closing Date (the “Transferred Pension Plan Participants”). As soon as practicable following the establishment of the Company Pension Plan, Seller and the Company shall file with the IRS, to the extent necessary, proper notice on IRS Form 5310-A regarding the transfer of assets and liabilities from the Seller Retirement Income Plan to the Company Pension Plan as provided in this Section 6.6(f). Specific procedures for the determination and transfer of pension assets and liabilities to the Company Pension Plan from the Seller Retirement Income Plan for the benefit of Continuing Employees are set forth in Section 6.6(f) of the Disclosure Letter. Upon completion of such transfer of assets and liabilities as described in this Section 6.6(f), the Company and the Company Pension Plan shall be fully responsible for all benefits relating to past service of such the Transferred Pension Plan Participants and none of Seller nor any of its Affiliates shall have any liability whatsoever with respect to the provision of such benefits. Effective as of the Closing Date, the Transferred Pension Plan Participants shall cease to accrue any additional benefits under the Seller Retirement Income Plan.

(g) Seller agrees that it shall pay to each Continuing Employee who is bonus eligible pursuant to Seller’s annual incentive plan and sales incentive plans a pro rata portion of his or her annual bonus for the year in which the Closing occurs based on the Continuing Employee’s service with Seller and its Subsidiaries prior to the Closing Date, determined in accordance with the terms of Seller’s annual incentive plan and sales incentive plans, based upon the actual performance against Seller’s plan targets for the full year. Such pro rata annual bonus (if earned) shall be paid at the time that such annual bonus would normally be paid had the Closing not occurred.

(h) Prior to the Closing, Buyer shall cooperate fully with Seller, the Company and the Company Subsidiaries in connection with any effects bargaining with the unions representing any Business Employees. From and after the Closing, Buyer shall cause the Company and the Company Subsidiaries, as applicable, to honor the terms of each CBA in respect of the Continuing Employees covered under such CBA, or recognize each applicable union as the bargaining representative of the applicable group of Continuing Employees, as required by applicable Law.

(i) From and after the Closing, Buyer shall have no liability with regard to, and Seller or one of its Affiliates shall retain all liabilities relating to, any Plan or other program, policy, or similar arrangement of Seller, except with respect to Company Plans or as specifically set forth herein.

(j) Nothing contained in this Section 6.6, express or implied, shall (i) constitute an amendment to or any other modification of any Plan, Company Plan or any employee benefit plan maintained by Buyer or any of its Affiliates (each, a “Buyer Plan”) or constitute a limitation on rights to amend, modify, merge or terminate after the Closing Date any Plan, Company Plan or Buyer Plan, (ii) give any current or former officer, director, employee or other service provider of the Company or any Company Subsidiary (including any beneficiary or dependent thereof), or any labor organization, union, works council, employee association, trade union, other similar employee representative body, any third-party beneficiary or other rights; or (iii) obligate Buyer or any of its Affiliates to (A) maintain any particular employee benefit plan, program, agreement or arrangement or (B) retain the employment or services of any Person.

6.7 Financing Activities.

(a) Buyer acknowledges and agrees that Seller, the Company, the Company Subsidiaries, their respective Affiliates and their respective directors, officers, employees, agents and representatives have no responsibility for, and shall not incur any liability to any Person under, any financing that Buyer may raise in connection with the transactions contemplated hereby or any cooperation provided pursuant to this Section 6.7 (other than, in the case of the Company and the Company Subsidiaries, for obligations incurred upon (but subject to the occurrence of the Closing) or immediately after giving effect to the Closing). Any offering materials and other documents prepared by or on behalf of, or utilized by, Buyer or its Affiliates or Buyer’s financing sources in connection with Buyer’s financing activities in connection with the transactions contemplated hereby, which includes any information provided by Seller, the Company, the Company Subsidiaries or any of their respective Affiliates, including any offering memorandum, banker’s book, lender presentation or similar document, or any other written offering materials, used in connection with any debt or securities offering or other such Buyer financing shall include a conspicuous disclaimer to the effect that none of Seller, the Company, the Company Subsidiaries or their respective Affiliates and each of their respective Representatives, has any responsibility for the content of such document and disclaim all responsibility therefor.

(b) Buyer shall not agree to, or permit, any amendment or modification of, or waiver under, the Equity Commitment Letter or other documentation relating to the Equity Financing other than to increase the amount of the Equity Financing. In addition, Buyer shall take or to cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the Equity Financing, including to (v) maintain in effect the Equity Commitment Letter, (w) satisfy on a timely basis all conditions applicable to Buyer in such Equity Commitment Letter that are within its control, (x) consummate the Equity Financing at or prior to the Closing, (y) enforce its rights (including through litigation) under the Equity Commitment Letter, including seeking any specific performance of the parties thereunder and (z) cause the financing sources and any other Persons providing financing to fund the Equity Financing no later than the Closing.

(c) Seller will, and will cause the Company and the Company Subsidiaries to, and will use its commercially reasonable efforts to cause its Affiliates and its and their respective Representatives to, in each case at Buyer’s sole cost and expense, provide Buyer all cooperation reasonably requested by Buyer that is customary and necessary in connection with arranging and obtaining the Equity Financing and/or any debt financing to be incurred by Buyer, the Company and/or the Company Subsidiaries (including any asset-backed loan or working capital facility) on or around the Closing (the “Debt Financing”), and causing the conditions in agreements governing the Equity Financing and the Debt Financing to be satisfied, which cooperation shall include but not be limited to, (i) instructing appropriate officers and employees of Seller, the Company and the Company Subsidiaries to be available, on a reasonable basis and upon reasonable advance notice, to meet with prospective lenders and investors in customary presentations and due diligence sessions, (ii) delivering the unaudited consolidated balance sheets of the Company and the Company Subsidiaries as of September 30, 2018 as soon as practicable following their completion and customary information in connection with “know your customer” and anti-money laundering rules, (iii) providing customary and reasonable assistance with respect to Buyer’s preparation of appropriate presentations, information memos, offering memoranda or other marketing and disclosure documents and customary information in connection therewith, including the delivery of customary authorization letters to authorizing the distribution of information to financing sources, (iv) providing access to the Books and Records and (v) assisting in Buyer’s preparation, execution and delivery of definitive documentation in connection with the Equity Financing and the Debt Financing. Buyer shall promptly upon request by Seller and from time to time pay to or reimburse Seller for all reasonable and documented out-of-pocket costs and expenses incurred by Seller, the Company, any Company Subsidiary, any Affiliate of Seller or their Representatives in connection with providing the assistance contemplated by this Section 6.7(c).

(d) For the avoidance of doubt, whether or not the Equity Financing or the Debt Financing (or any alternative financing) has been obtained, Buyer shall continue to be obligated to consummate the transactions contemplated by this Agreement subject only to the satisfaction or waiver of the conditions set forth in Section 8.1 and Section 8.2 and to Buyer’s termination rights under Article IX, if applicable.

6.8 Release of Liens, Indebtedness. Prior to or at the Closing, Seller shall (a) deliver, or shall cause to be delivered, (i) the Release Letter and (ii) evidence that all Liens (other than Permitted Liens) granted by Seller related to the common stock, assets, rights and properties of the Company and the Company Subsidiaries securing the obligations of Seller under that certain asset-backed revolving facility, dated as of April 1, 2016, by and among Seller, the subsidiaries of the Seller party thereto, Bank of America, N.A., as administrative agent and collateral agent, the lenders party thereto and the other parties from time to time party thereto (the “Credit Agreement”) have been released, terminated and of no further force and effect; (b) deliver, or shall cause to be delivered (i) termination letters relating to any other Indebtedness listed on Section 3.2(i) of the Disclosure Letter and (ii) payoff or release letters relating to any other Indebtedness (other than Indebtedness arising under the Credit Agreement) of the Company and the Company Subsidiaries of a type described in clauses (a), (b), (d) or (f) of the definition of Indebtedness; and (c) use commercially reasonable efforts to cause all other Liens (except Permitted Liens) against the common stock, assets, rights and properties of the Company and the Company Subsidiaries that secure the obligations of Seller under any other Indebtedness, to be released, terminated and of no further force and effect; provided that for purposes of this clause (c), if Seller is not able to release such other Liens (except Permitted Liens) prior to or at the Closing, Seller may release such Liens as promptly as practicable following the Closing. Seller agrees that, to the extent any Lien described in this Section 6.8 (except any Permitted Lien) granted by Seller on the common stock, assets, rights or properties of the Company and the Company’s Subsidiaries is not terminated as of the Closing, Seller will, at Seller’s expense, use commercially reasonable efforts to deliver, or cause to be delivered, evidence that such Lien has promptly been released, terminated and of no further force and effect, and will provide Buyer with any information or documentation and all cooperation reasonably requested by Buyer that is customary and necessary in connection with the release of such Liens.

6.9 R&W Insurance Policy. On or promptly following the date of this Agreement, Buyer shall use commercially reasonable efforts to cause the R&W Insurance Policy to be bound by the applicable insurer to Buyer at or prior to the Closing on substantially the terms and in the form provided or made available to Seller in Exhibit A. From and after the issuance of the R&W Insurance Policy, Buyer shall not (and shall cause its Subsidiaries and Affiliates not to) amend or modify in any material respect, or otherwise novate, assign, terminate or waive, any waiver of subrogation or do anything that would otherwise cause any right or obligation set forth in the R&W Insurance Policy not to have full force and effect and be materially adverse to Seller without the prior written consent of Seller; provided that Buyer agrees that (a) the issuance of the R&W Insurance Policy is not a condition to the Closing and (b) any absence of coverage under the R&W Insurance Policy for any reason, including due to exclusions from coverage thereunder or the failure of the R&W Insurance Policy to be in full force and effect for any reason, will not expand, alter, amend, change or otherwise affect Seller’s liability under this Agreement.

6.10 Pre-Closing Insurance Claims.

(a) Seller has maintained insurance policies for the benefit of itself and its Affiliates covering certain liabilities relating to claims arising out of occurrences or acts occurring on or prior to the Closing Date (the “Insurance Coverage”). Seller agrees to take such action as may be reasonably necessary to maintain the Insurance Coverage in respect of the Company and the Company Subsidiaries after the Closing Date for the benefit of Buyer and not to voluntarily relinquish or terminate such Insurance Coverage. To the extent that any claim arising out of any act, omission, occurrence, fact or circumstance existing or occurring on or prior to Closing Date is made against Buyer and the Insurance Coverage by its terms applies to such claim (any such claim, an “Insurance Coverage Claim”), upon Buyer’s request, Seller shall submit such Insurance Coverage Claim upon becoming aware thereof to the insurer under the applicable insurance policy for potential payment and shall use commercially reasonable efforts to obtain the maximum recovery from the provider of the related Insurance Coverage. In addition, Seller agrees to cooperate with Buyer to make the benefits of the Insurance Coverage in respect of the Company and the Company Subsidiaries available to Buyer (subject to the terms and conditions of such Insurance Coverage) and continue, from and after the Closing Date, to process such Insurance Coverage Claims in the ordinary course of business in substantially the same manner as similar claims were processed prior to the Closing Date. In the event that (i) Seller receives any proceeds of the Insurance Coverage with respect to any Insurance Coverage Claims thereunder and (ii) such claim has been paid by Buyer, the Company shall promptly pay or reimburse Buyer with respect to the amount so paid by Buyer in accordance with this section.

(b) Buyer acknowledges that effective as of the Closing Date, Seller intends to remove the Company, the Company Subsidiaries and their respective assets from the Insurance Coverage to the extent that the Insurance Coverage relates to any occurrences arising at any time after the Closing Date. Accordingly, Buyer acknowledges that no Insurance Coverage shall be available to Buyer with respect to any injury, loss or damage that Buyer or any third party may suffer as a result of any act, omission, occurrence, fact or circumstance occurring with respect to any period after the Closing Date.

6.11 Restriction on Competition.

(a) During the five (5) year period beginning on the Closing Date (the “Restricted Period”), neither Seller nor any of its Subsidiaries (other than the Company or any Company Subsidiary), nor any of its or their respective officers, directors, managers, employees or agents acting on behalf of Seller or any such Subsidiary of Seller (collectively, “Restricted Persons”), shall, directly or indirectly, individually or on behalf of Seller or any Subsidiary of Seller (other than the Company or any Company Subsidiary), engage in any Competitive Activities within any jurisdiction, including any state or province within the United States, Canada or Mexico in which the Business, as of the Closing Date, (i) is conducted or sells products or (ii) has demonstrable plans to commence business activities; provided, however, that for a period of twenty-four (24) months beginning on the Closing Date, the limitations set forth in this Section 6.11(a) shall not prohibit Seller or any Subsidiary of Seller from continuing its existing hardwood flooring business activities within the People’s Republic of China so long as sales associated with such operations are completed only within the People’s Republic of China.

(b) Notwithstanding the foregoing, Section 6.11(a) shall not prohibit or prevent any acquirer or successor of Seller or any of its Subsidiaries, whether by merger, consolidation, sale of assets, sale of capital stock or other equity interests, exchange, conveyance or otherwise (any such acquirer or successor, together with its Affiliates other than Seller and Seller’s Subsidiaries, a “Seller Successor”) from engaging in Competitive Activities; provided, that (i) no such Seller Successor shall be permitted to engage in Competitive Activities during the Restricted Period using the intellectual property set forth on Section 6.11(b) of the Disclosure Letter; and (ii) Seller, Seller’s Subsidiaries and their respective Restricted Persons, acting in their capacity as such, shall remain subject to the restrictions set forth in Section 6.11(a) for the duration of the Restricted Period, notwithstanding the consummation of any transaction described in this Section 6.11(b).

(c) For purposes of this Section 6.11, “Competitive Activities” shall mean engaging in, controlling, advising, managing, serving as a director, officer or employee of, acting as a consultant to or contractor or other agent for any business that designs, manufactures, sources or sells solid hardwood or engineered wood flooring products, or investing in or owning any interest publicly or privately in any Person engaged in designing, manufacturing, sourcing or selling solid hardwood or engineered wood flooring products. “Competitive Activities” shall not include (A) any activities undertaken by a Restricted Person at the direction of, or otherwise on behalf of Buyer or any of its Subsidiaries or Affiliates as an employee, consultant or other Person and (B) the ownership by such Restricted Person or such Restricted Person’s Affiliates or immediate family of capital stock or other equity interests of any Person whose securities are listed on a national securities exchange so long as (1) such Person, together with its Affiliates, and any member of a group in which such Person or any of its Affiliates is a party, do not own more than 1% of the outstanding voting power of such Person and (2) such capital stock or other equity interests of such Person are held solely as a passive investment.

6.12 Restriction on Solicitation. During the eighteen (18) month period beginning on the Closing Date, except as otherwise mutually agreed in writing by the parties hereto with respect to any given employee, Seller and its Subsidiaries, on the one hand, and Buyer and its Subsidiaries (including the Company and the Company Subsidiaries after the Closing), on the other hand, shall not, directly or indirectly, whether through any of its or their respective officers, directors, managers, employees or agents or otherwise, (a) encourage, solicit, or induce, or in any manner attempt to encourage, solicit, or induce, any Person employed by, or providing consulting services to, the Restricted Business to terminate such Person’s employment or services (or in the case of a consultant, materially reduce such services) with the Restricted Business (provided that the restrictions set forth in this subsection (a) shall not limit any Party’s ability to engage in any general advertising or general solicitation (in whatever form or medium) not targeted at the employees of the Restricted Business, or apply in respect of any Person (i) who responds to general advertising or general solicitation (in whatever form or medium) not targeted at employees of the Restricted Business, or (ii) whose employment or engagement with the Restricted Business was terminated by the Restricted Business), or (b) hire any individual who was employed by the Restricted Business within the six (6) month period prior to the date of such hiring (provided that the restrictions set forth in this subsection (b) shall not apply in respect of any Person whose employment or engagement with the Restricted Business was terminated by the Restricted Business).

6.13 Separation Matters.

(a) Transferred Business Assets; Assumed Business Liabilities. At or before the Closing, Seller shall, and shall cause the Retained Subsidiaries to, (i) contribute, assign, transfer, convey and deliver to the Company or a Company Subsidiary, and the Company or the applicable Company Subsidiary shall acquire and accept from Seller and the Retained Subsidiaries, all right, title and interest of Seller and such Retained Subsidiaries in and to the Transferred Business Assets, free and clear of all Liens other than Permitted Liens, and (ii) assign and transfer to the Company or a Company Subsidiary, and the Company or the applicable Company Subsidiary shall assume, become responsible for and pay, perform and/or otherwise discharge when due, the Assumed Business Liabilities.

(b) Wood Contract Assignments. At or prior to the Closing, Seller or the applicable Retained Subsidiary shall Assign to AHFC, and AHFC shall assume, accept and acquire from Seller or the applicable Retained Subsidiary, all rights and obligations of Seller or the applicable Retained Subsidiary with respect to those Wood Contracts to which the Company or a Company Subsidiary is not already a party.

(c) Shared Contracts; Required Consents Under Certain Wood Contracts. Seller and Buyer shall use their respective reasonable best efforts to obtain (i) all Consents required to be obtained from the applicable third party in order for Seller or the applicable Retained Subsidiary to Assign to AHFC, and for AHFC to assume, accept and acquire from Seller or the applicable Retained Subsidiary, the Wood Contracts to which the Company or a Company Subsidiary is not already a party, and (ii) Consent from each counterparty to a Shared Contract to Split such Shared Contract. Notwithstanding Section 7.2(f), to the extent there are any Consent fees required in order to Assign any Wood Contract or Split any Shared Contract, such cost shall be borne by Seller. If any Consent required in order for Seller or the applicable Retained Subsidiary to Assign the Wood Contracts or Split any Shared Contracts is not obtained (or if such Assignment or Split cannot occur by the Closing for any other reason despite the obligations of the parties hereunder), then at the Closing, Seller and Buyer shall enter into an Economic Benefits Agreement in substantially the form attached as Exhibit E hereto (the “Economic Benefits Agreement”), which Economic Benefits Agreement will provide for the benefits of such Wood Contracts and Shared Contracts, as applicable, to be made available by Seller or the applicable Retained Subsidiary to AHFC, all upon the terms and subject to the conditions set forth therein.

(d) AWIPFS. Prior to the Closing, Seller shall cause the ownership of AWIPFS to be transferred, assigned and conveyed to Seller or a Retained Subsidiary in a manner determined by Seller and reasonably acceptable to Buyer, including by distribution, transfer or assignment of the equity interests thereof, merger with and into Seller or a Retained Subsidiary or in such other manner as shall not result in the Company or any Company Subsidiary incurring or retaining, in any respect, any liability or obligation with respect to the legacy assets or operations of AWIPFS. Seller hereby agrees to indemnify and hold harmless Buyer, the Company and the Company Subsidiaries from and against any and all liabilities, losses or damages in respect of AWIPFS.

(e) Discontinued Plants. Prior to the Closing, Seller shall cause AHFC to grant, transfer, convey and deliver to Seller or a Retained Subsidiary, and for Seller or such Retained Subsidiary to acquire and accept from AHFC, all (i) right, title and interest of AHFC in and to the Discontinued Plants (including, for the avoidance of doubt, all buildings and improvements located thereon, all fixtures thereto, all assets located thereon and all rights therein), free and clear of all Liens other than Permitted Liens and (ii) liabilities and obligations arising under and relating to the Discontinued Plants and all other matters set forth in the foregoing clause (i). Notwithstanding anything to the contrary set forth herein, Seller shall pay any and all costs and expenses, including Transfer Taxes and recording fees, related to the transfer of the Discontinued Plants hereunder. Notwithstanding the foregoing, prior to Closing, Seller may cause AHFC to enter into one or more contracts for the sale of all or part of the Discontinued Plants to an unaffiliated third party, in which case Seller, or if the closing of such sale occurs after the Closing, Buyer shall cause AHFC to consummate any such sale of the Discontinued Plants pursuant to and in accordance with the terms of such contract(s) and Seller, or if the closing of such sale occurs after the Closing, Buyer shall cause AHFC to convey promptly (and in any event no more than two (2) Business Days after the consummation of any such sale) to Seller the net proceeds of any such sale, it being acknowledged and agreed (i) that Seller shall be entitled to the net proceeds of any sale of the Discontinued Plants and (ii) any such contracts of sale entered into prior to the Closing shall govern the rights and obligations of the parties as to adjustments, the allocation of closing costs and other matters with respect to the closing of such sales. Prior to entering into any contracts of sale with respect to the Discontinued

Plants, Seller agrees to provide such documentation to Buyer with reasonable notice for Buyer’s review and comment. Without Buyer’s prior consent, not to be unreasonably withheld, conditioned or delayed, Seller agrees that any contracts of sale with respect to the Discontinued Plants will not contain any ongoing obligations of, or impose any liabilities on, AHFC. Seller hereby agrees to indemnify and hold harmless Buyer, the Company and the Company Subsidiaries from and against any and all liabilities, losses, Tax or damages in respect of the Discontinued Plants or the sale or other disposition thereof.

(f) Atlanta and Mooresville Leases. From and after the Closing, Seller hereby grants AHFC a license to use the premises leased by Seller pursuant to the Showroom Leases, subject to and in accordance with the terms and conditions of such Showroom Leases, for the remaining term of each Showroom Lease, in a manner consistent with the use of such premises for the Business in the ordinary course prior to the Closing. The parties acknowledge and agree that such licenses shall (i) be subject to the approval of the landlord under each Showroom Lease, and agree to reasonably cooperate with each other in connection with obtaining such consents and (ii) evidenced by written license agreements, which Buyer and Seller shall use commercially reasonable efforts to document prior to Closing in form and content reasonably satisfactory to Seller and Buyer, containing the terms and conditions of this subsection, and such other terms and conditions as Seller and Buyer shall mutually agree. AHFC acknowledges and agrees that neither Seller nor any of its affiliates shall have any obligation to make, supply or perform any alterations or services with respect to the premises under the Showroom Leases. The parties acknowledge and agree that Seller and AHFC shall each use such premises in a manner consistent with past practice from and after the Closing and shall cooperate in a manner that permits the joint use of the premises. AHFC shall pay or reimburse Seller for a portion of the rent and other fees and expenses related to the Showroom Leases based upon the relative use of the premises between Buyer and AHFC, as determined in good faith between Seller and AHFC. Buyer shall cause AHFC to comply with all of its obligations under the Showroom Leases and shall indemnify and hold harmless Seller for any and all liabilities, losses or damages resulting from any breach of any provisions of the Showroom Lease applicable to AHFC or the Business by AHFC, including, without limitation, any liability resulting from AHFC remaining in possession of the premises after the expiration date. The parties acknowledge and agree that in the event of and upon the termination or cancellation of the Showroom Leases pursuant to any of the provisions thereof, the licenses granted by this paragraph shall automatically expire and terminate and shall be of no further force and effect.

(g) Kiln Arbitration. Buyer and Seller acknowledge and agree that Seller is party to an arbitration proceeding related to certain Vacutherm kilns located at the Beverly, West Virginia plant of AHFC (the “Kiln Arbitration”) pursuant to which Seller is seeking to recover damages related to certain defects with respect to such kilns and related matters. From and after the Closing, Buyer shall, and shall cause AHFC to, cooperate reasonably with Seller, upon reasonable advance notice, in connection with the conduct of the Kiln Arbitration and any related proceeding, including by, without limitation, (a) providing Seller and its representatives with reasonable access during normal business hours (in a manner so as to not unreasonably interfere with normal Business operations) to AHFC and its officers, directors, employees and agents for fact finding, consultation and interviews and as witnesses to provide testimony through declarations, affidavits, depositions, witness statements or at hearing or trial and to cooperate reasonably with Seller in preparation for such events, at the sole cost and expense of Seller with respect to all reasonable and documented out-of-pocket expenses, consistent with deadlines imposed in the Kiln Arbitration, (b) maintaining and preserving the kilns, all documents and information known to be relevant to the Kiln Arbitration, and providing Seller with reasonable access thereto, and (c) taking such actions as Seller may reasonably request in order to mitigate damages, including the sale or other disposition of the kilns as directed by Seller. The parties further acknowledge and agree that Seller shall control the Kiln Arbitration and shall be entitled to, and Buyer shall cause the Company and the Company Subsidiaries promptly to pay to Seller, any amounts received by the Company or any Company Subsidiary in respect of, any damages awarded to or other amounts payable to Seller or any of its affiliates (including the Company and the Company Subsidiaries) in respect of any resolution or settlement of the Kiln Arbitration, and any proceeds resulting from any sale or other disposition of the kilns in accordance herewith. Seller hereby agrees to indemnify and hold harmless Buyer, the Company and the Company Subsidiaries from and against any and all liabilities, losses or damages in respect of the Kiln Arbitration.

(h) Elizabeth City Insurance Matter. Buyer and Seller acknowledge and agree that the Company is party to litigation related to insurance coverage for certain environmental matters involving a former facility in Elizabeth City, North Carolina (the “Elizabeth City Litigation”), that Seller and its Subsidiaries, including the Company and the Company Subsidiaries, are required to cooperate with Armstrong World Industries, Inc. to seek recovery of insurance proceeds in connection with the Elizabeth City Litigation pursuant to and in accordance with the terms of the AWI Separation Agreement. From and after the Closing, Buyer shall, and shall cause the Company to, cooperate with AWI pursuant to and in accordance with the terms of the AWI Separation Agreement. The parties further acknowledge and agree that AWI shall control the Elizabeth City Litigation and shall be entitled to, and Buyer shall cause the Company and the Company Subsidiaries promptly to pay to AWI any amount received by the Company or any Company Subsidiary in respect of, any damages awarded to or other amounts payable to AWI or any of its affiliates (including the Company and the Company Subsidiaries) in respect of any resolution or settlement of the Elizabeth City Litigation, and any insurance proceeds in accordance herewith. Seller hereby agrees to indemnify and hold harmless Buyer, the Company and the Company Subsidiaries from and against any and all liabilities, losses, or damages related to the Elizabeth City Litigation.

(i) William Bird Distribution. Buyer and Seller acknowledge and agree that Seller and AHFC are party to litigation with William M. Bird and Company (“Bird”) related to the termination of Bird as a flooring distributor for resilient and hardwood products (the “Bird Litigation”) pursuant to which Seller and AHFC are seeking to recover certain amounts payable by Bird and Bird has filed counterclaims against Seller and AHFC. From and after the Closing, Buyer shall, and shall cause AHFC to, cooperate reasonably with Seller, upon reasonable advance notice, in connection with the conduct of the Bird Litigation and any related proceeding, including by, without limitation, (a) providing Seller and its representatives with reasonable access during normal business hours (in a manner so as to not unreasonably interfere with normal Business operations) to AHFC and its officers, directors, employees and agents for fact finding, consultation and interviews and as witnesses to provide testimony through declarations, affidavits, depositions, witness statements or at hearing or trial and to cooperate reasonably with Seller in preparation for such events, at the sole cost and expense of Seller with respect to all reasonable and documented out-of-pocket expenses, consistent with deadlines imposed in the

Bird Litigation, (b) maintaining and preserving all documents and information known to be relevant to the Bird Litigation, and providing Seller with reasonable access thereto, and (c) taking such actions as Seller may reasonably request in order to mitigate damages. The parties further acknowledge and agree that Seller shall (i) control the Bird Litigation and shall be entitled to, and Buyer shall cause the Company and the Company Subsidiaries promptly to pay to Seller, any amounts received by the Company or any Company Subsidiary in respect of, any damages awarded to or other amounts payable to Seller or any of its affiliates (including the Company and the Company Subsidiaries) in respect of any resolution or settlement of the Bird Litigation, and (ii) pay all costs and expenses (including attorney fees), and indemnify and hold harmless AHFC in respect of, the Bird Litigation. In the event that Seller and/or AHFC are required pursuant to the terms of any resolution or settlement of the Bird Litigation to repurchase inventory from Bird, and Seller requests that Buyer and/or AHFC purchase such inventory from Seller, Buyer and/or AHFC shall reasonably and in good faith consider Seller’s request to purchase such inventory from Seller.

(j) Legacy Agreements. Prior to or at Closing, Seller shall cause that certain Environmental Indemnification Agreement, dated as of November 15, 2004, by and on behalf of the Company, Bruce Hardwood Flooring, LLC and Port Gibson Veneer, LLC (formerly Engineering Wood Products, LLC), to be assigned to Seller or a Retained Subsidiary as designated by Seller, pursuant to which Seller shall assume and retain any and all liabilities and obligations arising under and relating to such agreement, and all subsequent amendments and modifications thereto. Seller hereby agrees to indemnify and hold harmless Buyer, the Company and the Company Subsidiaries from and against any and all liabilities, losses or damages in respect of such Indemnification Agreement.

(k) Cowboy Lease Agreement. Prior to or at Closing, Seller shall cause that certain Lease Agreement, Cowboys Arlington Stadium Suite Lease Agreement, by and between the Company and Cowboy’s Stadium, L.P., dated as of Aug 4, 2008 (the “Cowboys Lease”), to be assigned to Seller or a Retained Subsidiary as designated by Seller, pursuant to which Seller shall assume and retain any and all liabilities and obligations arising under and relating to such agreement, and all subsequent amendments and modifications thereto. Seller hereby agrees to indemnify and hold harmless Buyer, the Company and the Company Subsidiaries from and against any and all liabilities, losses or damages in respect of the Cowboys Lease.

6.14 Somerset, Kentucky Property. Seller shall use reasonable best efforts to cause fee title to the Owned Realty located in Somerset, Kentucky to be conveyed to the Company or a Company Subsidiary as soon as practicable. In the event that such fee title is not conveyed prior to Closing, Seller shall indemnify and hold harmless Buyer, the Company and the Company Subsidiaries from and against any and all liabilities, losses or damages in respect of the failure to vest fee title to such property in the Company or a Company Subsidiary.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Tax Matters.

(a) Tax Returns.

(i) Where required or permitted by applicable Law, Seller shall cause the Company and the Company Subsidiaries to be included in, and shall cause to be prepared and filed, the federal, state, local and foreign consolidated, combined, affiliated, unitary or similar income Tax Returns of Seller (“Seller Group Returns”) for any Pre-Closing Tax Periods of the Company and the Company Subsidiaries. Seller shall prepare and timely file, or cause to be prepared and timely filed, all other income Tax Returns of the Company and the Company Subsidiaries for any Pre-Closing Tax Period of the Company and the Company Subsidiaries (other than Straddle Periods) (together with the Seller Group Returns, the “Seller Prepared Returns”). All Seller Prepared Returns shall be prepared consistent with past practice, procedures and accounting methods unless otherwise required by applicable Law; provided, that Seller shall be entitled to reflect all deductions, credits or other similar items with respect to the transactions contemplated by this Agreement in the Pre-Closing Tax Period on such Seller Prepared Returns to the fullest extent permitted by Law. Seller shall timely pay or cause to be timely paid all Taxes with respect to any such Seller Prepared Returns in accordance with Law.

(ii) Buyer shall prepare and timely file, or cause to be prepared and timely filed, all non-income Tax Returns with respect to the Company and the Company Subsidiaries that are required to be filed after the Closing Date and all income Tax Returns for any Straddle Period (together, the “Buyer Prepared Returns”). All Buyer Prepared Returns shall be prepared consistent with past practice, procedures and accounting methods unless otherwise required by applicable Law. Subject to Buyer’s right to indemnification for Seller Taxes, Buyer shall timely pay or cause to be timely paid all Taxes with respect to any such Buyer Prepared Returns in accordance with Law.

(iii) Buyer shall provide Seller with a copy of any Buyer Prepared Return for its review and comment, no later than thirty (30) days (or in the case of a Tax Return not related to income Taxes, fifteen (15) days) prior to the due date for filing such Buyer Prepared Return (giving effect to valid extensions). Seller shall be entitled to provide reasonable comments with respect to such Buyer Prepared Return, which comments shall be considered in good faith by Buyer.

(iv) Seller shall provide Buyer with a copy of any Seller Prepared Return other than a Seller Group Return for its review and comment, no later than thirty (30) days prior to the due date for filing such Seller Prepared Return (giving effect to valid extensions). Buyer shall be entitled to provide reasonable comments with respect to such Seller Prepared Return, which comments shall be considered in good faith by Seller.

(b) Post-Closing Actions.

(i) Buyer shall not (and shall not cause or permit the Company or any Company Subsidiary to) amend, refile or otherwise modify any Tax Return relating in whole or in part to the Company or any Company Subsidiary with respect to any Pre-Closing Tax Period or with respect to any Straddle Period without the prior written consent of Seller, which shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything herein to the contrary, Seller may amend, refile or otherwise modify any Seller Group Return with respect to any Pre-Closing Tax Period if such amendment, refiling or modification would not have an adverse effect on the Tax liability of the Company, the Company Subsidiaries or Buyer for a taxable period (or portion thereof) beginning after the Closing Date.

(ii) After the Closing, none of Buyer or any of its Affiliates (including the Company and any Company Subsidiary) shall take any action that results in the acceleration of any of the Company’s or any Company Subsidiary’s income or gain to any Pre-Closing Tax Period or deferral of any of the Company’s or any Company Subsidiary’s losses, deductions or credits from any Pre-Closing Tax Period to a subsequent period or could reasonably be expected to adversely affect the Tax liability of Seller or any of its Affiliates (including by making, effecting or revoking any election).

(c) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar transaction taxes and fees (including any penalties and interest) (“Transfer Taxes”), if any, imposed solely and directly by reason of the transactions contemplated by this Agreement, other than those Transfer Taxes imposed pursuant to Section 6.13(e) of this Agreement, shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Seller. The parties shall cooperate with the filing of all necessary Tax Returns and other documentation with respect to the Transfer Taxes.

(d) Tax Contests. With respect to any Audit with respect to the Company and the Company Subsidiaries or their assets (“Tax Claims”) related to a Seller Prepared Return or a Seller Group Return, Seller, at its own expense, shall have the right to control all Tax Claims and may make all decisions taken in connection with such Tax Claims (including selection of counsel and settlement of such Tax Claims), provided that, with respect to Tax Claims relating to any Seller Prepared Returns (other than Seller Group Returns), (x) Buyer will be entitled to participate in any such Tax Claim at its own expense, (y) Seller shall provide Buyer copies of all material written correspondence and other material documents relevant to such Tax Claim, and (z) Seller shall not settle such Tax Claim without the written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. Buyer, at its own expense, shall control all proceedings attributable to any Tax Claim relating to a Buyer Prepared Return or a tax period beginning after the Closing Date; provided, however, that with respect to any Tax Claim which could reasonably be expected to give rise to an indemnity obligation for Seller Taxes, (x) Seller will be entitled to participate in such Tax Claim at its own expense, (y) Buyer shall provide Seller copies of all material written correspondence and other material documents relevant to such Tax Claim, and (z) Buyer shall not settle such Tax Claim without the written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) Straddle Period. When it is necessary under this Agreement to allocate Taxes between the portion of a Straddle Period ending on the Closing Date and the portion of a Straddle Period beginning after the Closing Date: (i) in the case of Taxes that are either (x) based upon or related to income or gross receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), the allocation shall be determined based on an interim closing of the books as of the Closing; and (ii) in the case of Taxes imposed on a periodic basis with respect to the assets of the Company or the Company Subsidiaries or otherwise measured by the level of any item, the portion allocable to the taxable period ending on the Closing Date shall be the amount of such Taxes for the entire taxable period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding taxable period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the taxable period ending on the Closing Date and the denominator of which is the number of calendar days in the entire taxable period.

(f) Cooperation On Tax Matters. The parties shall, and shall cause their respective Subsidiaries to, cooperate fully, as and to the extent reasonably requested by the other, in connection with the preparation, execution and filing of Tax Returns of or with respect to the Company and the Company Subsidiaries and any Audit with respect to Taxes of the Company or a Company Subsidiary. Such cooperation shall include access to records and information which are reasonably relevant to any such Tax Return or Audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and executing powers of attorney. The parties shall, and shall cause their respective Subsidiaries to, (a) retain all Books and Records with respect to Tax matters pertinent to the Company and the Company Subsidiaries relating to any Pre-Closing Tax Period until the expiration of the applicable statute of limitations, (b) abide by all record retention agreements entered into with any Governmental Entity, and (c) give the other party ninety (90) days’ written notice prior to transferring, destroying or discarding any such Books and Records and, if the other party so requests, Buyer or Seller shall, and shall cause their respective Subsidiaries to, allow the other to take possession of such Books and Records. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to provide to any Person, before, on or after the Closing Date, any right to access or to review any Tax Return or Tax work papers of Seller or any Affiliate of Seller (including any income Tax Return for a consolidated group of which Seller is a member).

(g) Tax Sharing Agreements. Seller shall cause any and all existing Tax Sharing Agreements between the Company or any Company Subsidiary, on the one hand, and Seller or any of its Affiliates (other than the Company or a Company Subsidiary), on the other hand, to be terminated prior to as of the Closing and, from and after the Closing, for neither the Company nor any Company Subsidiary to have any rights, obligations or liabilities thereunder.

(h) Indemnification. Except to the extent (i) covered under the R&W Insurance Policy, (ii) taken into account in the calculation of Net Purchase Price, or (iii) attributable to (A) any action taken by Buyer on the Closing Date after the Closing outside of the ordinary course of business (and not expressly contemplated by this Agreement), or (B) a breach of any of Buyer’s covenants in this Agreement, Seller hereby indemnifies Buyer against, and agrees to hold it harmless from, any and all Seller Taxes.

(i) Tax Election. Seller shall make a valid and timely election under (i) Treasury Regulations Section 1.1502-36(d)(6)(i)(B) to reattribute all of the Company’s or any Company Subsidiary’s net operating loss carryovers to Seller and (ii) Treasury Regulations Section 1.1502-36(d)(6)(i)(A) to reduce Seller’s basis in the Shares by the “attribute reduction amount” (as defined in Treasury Regulations Section 1.1502-36(d)(3) and giving effect to the election described in clause (i) hereof) so as to avoid any reduction in the Company’s Tax attributes.

7.2 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including, without limitation, those set forth in this Section 7.2), Buyer and Seller shall each use their respective reasonable best efforts to promptly (i) take, or to cause to be taken, all actions, and to do, or to cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement; (ii) obtain from any Governmental Entities any actions, non-actions, clearances, waivers, consents, approvals, permits or Orders required to be obtained by Buyer, Seller or any of Buyer’s Subsidiaries in connection with the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby; (iii) make all necessary registrations and filings, and thereafter make any other required submissions, with respect to this Agreement required under the HSR Act and under any other applicable Law; (iv) avoid the entry of, or have vacated or terminated, any Order that would restrain, prevent or delay the Closing, including, without limitation, defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby; and (v) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement. No party to this Agreement shall consent to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) In furtherance of the foregoing, to the extent not filed prior to the date hereof, the parties hereto shall cooperate with each other and shall use their respective reasonable best efforts to (i) file required Notification and Report Forms under the HSR Act with the United States Federal Trade Commission and the United States Department of Justice and (ii) obtain those Consents of Governmental Entities set forth in Section 4.5(b)(ii) of the Disclosure Letter, in each case, as soon as practicable following the date of this Agreement, but in no event later than five (5) Business Days from and after the date hereof, and shall respond as promptly as practicable to all requests or inquiries for additional documentation or information that may be requested pursuant such filings. Buyer will pay all filing fees to any Governmental Entity in connection with any required Consent of any Governmental Entity.

(c) Notwithstanding Section 7.2(a), (i) without the prior written consent of Buyer, Seller shall not take, or agree to take, any action that would be binding on the Company or any Company Subsidiary after the Closing, (ii) without the prior written consent of Seller, Buyer shall not take, or agree to take, any action that would be binding on the Company or any Company Subsidiary prior to the Closing.

(d) Without limiting this Section 7.2, Buyer agrees to take any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition, or trade regulation Law that may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible, including, without limitation, proposing, negotiating, committing to, and effecting by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing, or disposition of such assets or businesses of Buyer (or its Subsidiaries or other Affiliates), the Company or any Company Subsidiary, or otherwise taking or committing to take actions that limit Buyer’s or its Subsidiaries’ or Affiliates’ freedom of action with respect to, or their ability to retain, any of the businesses, product lines, or assets of Buyer (or its Subsidiaries or other Affiliates), the Company or any Company Subsidiary, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding that would otherwise have the effect of preventing or delaying the Closing.

(e) Subject to applicable legal limitations and instructions of any Governmental Entity, each party to this Agreement shall promptly notify the other party of any written communication it or any of its Affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and permit the other party a reasonable opportunity to review in advance any proposed substantive communication by such party to any Governmental Entity. To the extent practicable under the circumstances, none of the parties to this Agreement shall agree to participate in any substantive meeting with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), Litigation or other inquiry unless it consults with the other party in advance and, where permitted, allows the other party to participate. Subject to applicable legal limitations and instructions of any Governmental Entity, the parties to this Agreement will: (i) coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with its communications with any Governmental Entity, (ii) provide each other with copies of all written correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Entity or members of such Governmental Entity’s staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement and (iii) prior to submitting any substantive and material written communication to any Governmental Entity, permit the other parties and their counsel a reasonable opportunity to review in advance, and consider in good faith the views of the other party provided in a timely manner, in connection with, any such communication; provided, however, that materials may be redacted as necessary (x) to comply with contractual obligations or restrictions, (y) to address reasonable attorney-client or other privilege or confidentiality concerns, and (z) to protect the confidentiality of competitively sensitive information.

(f) Without limiting this Section 7.2, each of the parties hereto shall use their respective reasonable best efforts to obtain all material Consents required to be obtained by such party from any third party (other than any Governmental Entity to the extent otherwise addressed in this Section 7.2) prior to the Closing in connection with the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, neither Seller nor the Company or the Company Subsidiaries shall have any obligation to pay any material fee to any such third party for the purpose of obtaining any such Consent or any costs or expenses of any such third party resulting from the process of obtaining such Consents.

7.3 Public Announcements. From the date hereof through the Closing Date, neither Buyer, on the one hand, nor Seller, the Company or the Company Subsidiaries, on the other hand, shall issue any public report, statement, press release or otherwise make any public statement regarding this Agreement or the transactions contemplated hereby, without the prior written consent of Buyer and Seller, unless otherwise required by applicable Law, in which case such party shall coordinate and consult with the other party with respect to the timing, basis, scope and content before issuing any such report, statement or press release; provided that the immediately preceding obligations to coordinate and consult with the other party shall apply equally to any public report, statement or press release required by applicable Law to be made after the Closing Date in connection with the Transaction, it being understood that to the extent any disclosure is substantially consistent with disclosure that has been previously been reviewed by the other party, such disclosure shall not require further review.

7.4 Retention and Access to Records.

(a) For a period of seven (7) years following the Closing, or such longer period as may be required by applicable Law (including any statutes of limitations), Buyer shall, and shall cause its Affiliates to, retain all Books and Records relating to the operations of the Business, the Company and the Company Subsidiaries prior to Closing; provided, that Buyer may dispose of any such Books and Records during such seven (7) year period if the same are first offered in writing to Seller and not accepted by Seller within forty-five (45) days of such offer. Upon written request delivered to Buyer, Buyer shall, and shall cause the Company, the Company Subsidiaries and Buyer’s Affiliates (with respect to the Business) to, afford to Seller and its Representatives reasonable access during regular normal business hours to the properties, books and records and employees of the Company, the Company Subsidiaries and Buyer’s Affiliates (with respect to the Business) to the extent necessary to prepare or defend any judicial or administrative proceeding related to the Business, or to enable Seller and its Representatives to satisfy Seller’s and its Affiliates’ financial reporting and Tax planning and preparation obligations or to assist Seller and its Affiliates in pursuing any Tax Claims; provided, that neither Buyer, the Company nor any Company Subsidiary shall be required to take any action which would reasonably be expected to constitute a waiver of attorney-client privilege or attorney work product; provided, further, that in the case of the foregoing proviso Buyer shall notify Seller in reasonable detail of the circumstances giving rise to such privilege and cooperate with Seller and use commercially reasonable efforts to provide for information or access in a manner that does not jeopardize such privilege.

(b) For a period of seven (7) years following the Closing, or such longer period as may be required by applicable Law (including any statutes of limitations), Seller shall, and shall cause its Affiliates to, retain all Books and Records concerning the operations of the Business, the Company and the Company Subsidiaries prior to Closing (for the avoidance of doubt, all operational Books and Records shall have been retained by the Company); provided, that Buyer may dispose of any such Books and Records during such seven (7) year period if the same are first offered in writing to Buyer and not accepted by Buyer within forty-five (45) days of such offer. Upon written request delivered to Seller, Seller shall afford to Buyer and its Representatives such Books and Records to the extent necessary to prepare or defend any judicial or administrative proceeding related to the Business, or to enable Buyer and its Representatives to satisfy Buyer’s and its Affiliates’ financial reporting and Tax planning and preparation obligations or, if applicable pursuant to the terms of this Agreement, to assist Buyer and its Affiliates in pursuing any Tax Claims; provided, that Seller shall not be required to take any action which would reasonably be expected to constitute a waiver of attorney-client privilege or attorney work product; provided, further, that in the case of the foregoing proviso Seller shall notify Buyer in reasonable detail of the circumstances giving rise to such privilege and cooperate with Buyer and use commercially reasonable efforts to provide for information or access in a manner that does not jeopardize such privilege.

7.5 Termination of Affiliate Transactions. Except as set forth on Section 7.5 of the Disclosure Letter, on or prior to the Closing Date, Seller shall terminate, cancel, extinguish, discharge and/or pay in full, or cause to be terminated, cancelled, extinguished, discharged and/or paid in full, all contracts required to be listed on Section 4.13 of the Disclosure Letter without any surviving obligation or further liability upon termination.

7.6 Special Indemnity.

(a) From and after the Closing, Seller will indemnify and hold harmless Buyer, the Company, the Company Subsidiaries and their respective Affiliates from and against any and all duties, penalties, fines or other charges and all associates costs and reasonable and documented out-of-pocket expenses (including reasonable and documented attorneys’ fees), arising out of or respect to the matter set forth on Section 7.6 of the Seller Disclosure Letter (the “Special Indemnity Matter”).

(b) Seller shall have the right to elect to defend and control the defense of the Special Indemnity Matter utilizing legal counsel reasonably acceptable to Buyer; provided, however, that (i) Seller may effect a settlement of such matter only with Buyer’s consent (not to be unreasonably withheld conditioned or delayed), (ii) in no event shall such settlement involve any injunctive relief binding upon Buyer, the Company or any Company Subsidiary and (iii) any such settlement must expressly and unconditionally release Buyer, the Company, the Company Subsidiaries and each of their respective Affiliates from all liabilities with respect to the Special Indemnity Matter without prejudice.

(c) If Buyer, the Company or a Company Subsidiary receives a refund or payment from the Federal Government of the United States as a result of the Special Indemnity Matter, Buyer will promptly (and in no event later than fifteen (15) days) remit to Seller such refund or payment.

7.7 Further Assurances. From time to time, as and when requested by any party hereto and at such requesting party’s expense, the other party hereto shall execute and deliver, or cause to be executed and delivered, all such documents and instruments as the requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement on and upon the terms and subject to the conditions hereof.

ARTICLE VIII

CLOSING CONDITIONS

8.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing, of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, by Buyer and Seller in writing:

(a) No Order. No Governmental Entity, including any federal or state court of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, or other Order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated hereby illegal or otherwise restrains the performance by Buyer, Seller, the Company or any Company Subsidiary of their respective obligations under this Agreement.

(b) HSR Act. The applicable waiting period under the HSR Act shall have expired or been terminated.

8.2 Additional Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, by Buyer:

(a) Representations and Warranties. The representations and warranties of Seller contained in this Agreement, other than the Fundamental Representations of Seller, shall be true and correct as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein) would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. The Fundamental Representations of Seller contained in this Agreement shall be true and correct in all material respects except for the representations and warranties in (i) the first sentence of Section 4.3(a), which shall be true and correct in all respects and (ii) Section 4.4, which shall be true and correct in all but de minimis respects, in all cases, as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (other than those Fundamental Representations of Seller that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct in all material respects as of such date or with respect to such period). Buyer shall have received a certificate of a duly authorized officer of Seller as to the satisfaction of this Section 8.2(a).

(b) Agreements and Covenants. Seller, the Company and the Company Subsidiaries shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing. Buyer shall have received a certificate of a duly authorized officer of Seller to such effect.

(c) Consents. The Company has obtained executed, written consents or waivers of the third party set forth in Section 8.2(c) of the Disclosure Letter.

(d) Assignment. Seller has caused the assignment of those items set forth in Section 8.2 (d) of the Disclosure Letter to the Company or any Company Subsidiary.

8.3 Additional Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, by Seller:

(a) Representations and Warranties. The representations and warranties of Buyer contained in this Agreement, other than the Fundamental Representations of Buyer, shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct in all material respects as of such date or with respect to such period). The Fundamental Representations of Buyer contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (other than those Fundamental Representations of Buyer that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct in all material respects as of such date or with respect to such period). Seller shall have received a certificate of a duly authorized officer of Buyer as to the satisfaction of this Section 8.3(a).

(b) Agreements and Covenants. Buyer shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date. Seller shall have received a certificate of a duly authorized officer of Buyer to such effect.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated by giving written notice at any time prior to the Closing as follows:

(a) by mutual consent of Buyer and Seller;

(b) by either Buyer or Seller, if there shall be any Order that is final and nonappealable prohibiting the performance by Buyer or Seller of their respective obligations under this Agreement;

(c) by Buyer, (i) at any time on or after May 6, 2019, if the transactions contemplated hereby to occur at the Closing shall not have been consummated for any reason other than the failure of Buyer to comply with any covenant or agreement of Buyer; provided, however, that if the sole reason that the transactions contemplated by this Agreement have not been consummated on or before such date is that the required approval from any Governmental Entity the consent of which is required prior to Closing has not been obtained, then Buyer may not terminate this Agreement pursuant to this Section 9.1(c) until on or after June 6, 2019, or (ii) at any time, if Seller shall have breached or violated any of its representations, warranties or covenants set forth in this Agreement in a manner that would prevent the satisfaction of the conditions to Closing set forth in Section 8.2(a) or Section 8.2(b), and (except in the case of a breach of the obligation to close within two (2) Business Days after the date contemplated in Section 3.1, in which case such two (2) Business Day period shall apply) such breach or violation shall not have been cured within ten (10) days after written notice thereof has been given by Buyer to Seller, provided that Buyer shall not be entitled to terminate the Agreement pursuant to this Section 9.1(c) if the failure of the Closing to be consummated by such date is caused by Buyer’s breach of any of its obligations under this Agreement; or

(d) by Seller, (i) at any time on or after May 6, 2019 if the transactions contemplated hereby to occur at the Closing shall not have been consummated for any reason other than the failure of Seller to comply with any covenant or agreement of Seller; provided, however, that if the sole reason that the transactions contemplated by this Agreement have not been consummated on or before such date is that the required approval from any Governmental Entity the consent of which is required prior to Closing has not been obtained, then Seller may not terminate this Agreement pursuant to this Section 9.1(d) until on or after June 6, 2019, or (ii) at any time, if Buyer shall have breached or violated any of its representations, warranties or covenants set forth in this Agreement in a manner that would prevent the satisfaction of the conditions to Closing set forth in Section 8.3(a) or Section 8.3(b), and (except in the case of a breach of the obligation to close within two (2) Business Days after the date contemplated in Section 3.1, in which case such two (2) Business Day period shall apply) such breach or violation shall not have been cured within ten (10) days after notice thereof has been given by Seller to Buyer, provided that Seller shall not be entitled to terminate the Agreement pursuant to this Section 9.1(d) if the failure of the Closing to be consummated by such date is caused by Seller’s breach of any of its obligations under this Agreement.

9.2 Effect of Termination. Except as provided in Section 6.4 and Section 10.17, in the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void, there shall be no liability on the part of Buyer or Seller or any of their respective partners, officers, directors, Subsidiaries, Affiliates or Associates to any other party and all rights and obligations of any party hereto shall cease, except that nothing herein shall relieve any party hereto from liability for any material breach of this Agreement or any willful misconduct in connection therewith.

ARTICLE X

GENERAL PROVISIONS

10.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given (i) on the date delivered, if delivered personally, (ii) on the third (3rd) Business Day after being mailed by registered or certified mail (postage prepaid, return receipt requested), (iii) on the next Business Day after being sent by reputable overnight courier (delivery prepaid), or (iv) on the date sent (if between 9:00 am and 6:00 pm ET on a Business Day, or if after, the next Business Day) and confirmed by electronic transmission or confirmatory return email, in each case to the address or email address specified below (or at such other address, telecopier number or email address for a party as shall be specified by notice given in accordance with this Section 10.1):

(a) If to Buyer:

c/o American Industrial Partners

450 Lexington Avenue, 40th Floor

Attention:     General Counsel and Richard Hoffman

Email:           notices@americanindustrial.com

                       richard@americanindustrial.com

with a copy to:

Baker Botts L.L.P.

1299 Pennsylvania Avenue, NW

Washington, D.C. 20004

Attention:     Terrance L. Bessey

                      Brendan O. Dignan

Email:           terrance.bessey@bakerbotts.com

            brendan.dignan@bakerbotts.com

(b) If to Seller

Armstrong Flooring, Inc.

2500 Columbia Avenue, PO Box 3025

Lancaster, PA 17604

Attention:     Christopher S. Parisi

Email:           csparisi@armstrongflooring.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Attention:     Eric L. Cochran

                  Steven J. Daniels

Email:        eric.cochran@skadden.com

                   steven.daniels@skadden.com

10.2 Non-Survival of Representations and Warranties; Exclusive Remedy.

(a) None of the representations, warranties and pre-Closing covenants in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time or the earlier termination of this Agreement, regardless of any applicable statute of limitations. This Section 10.2 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time, including without limitation any post-Closing adjustments and related covenants contemplated by Section 2.3 hereof or specific indemnification matters pursuant to Section 7.1(h), or the termination of this Agreement.

(b) Anything in this Agreement to the contrary notwithstanding, Buyer agrees that the R&W Insurance Policy shall be the sole and exclusive remedy of Buyer for any inaccuracy, misrepresentation or breach of any representation or warranty contained in this Agreement, except as set forth in Section 7.1(h).

10.3 Amendment. This Agreement may be amended by the parties hereto at any time prior to the Closing; provided, however, that this Agreement may not be amended except by an instrument in writing signed by Buyer and Seller.

10.4 Waiver. At any time prior to the Closing, Buyer and Seller may (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party or parties contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party or parties with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed by the party or parties to be bound thereby.

10.5 Headings. The headings and captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references in this agreement to any “Article,” “Section,” “Schedule” or “Exhibit” are to the corresponding Article, Section, Schedule or Exhibit of or to this Agreement.

10.6 Severability. If any term or other provision of this Agreement, or any portion thereof, is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement, or the remaining portion thereof, shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision, or any portion thereof, is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are consummated to the fullest extent possible.

10.7 Entire Agreement. This Agreement (together with the Schedules and Exhibits attached hereto and the Disclosure Letter), the Equity Commitment Letter and the Confidentiality Agreement constitute the entire agreement of the parties hereto and supersede all prior negotiations, correspondence, agreements and undertakings, both written and oral, between or among the parties, or any of them, with respect to the subject matter hereof. It shall be expressly understood that this Agreement shall govern the transactions contemplated hereby as a whole and that the other documents and agreements to be delivered at Closing shall not be construed as amendments or variations of this Agreement but rather shall be complemented by and interpreted in light of this Agreement. In the event that any provision of any of the other documents and agreements to be delivered at Closing is inconsistent with, conflicts with or contradicts any term of this Agreement, the terms of this Agreement will prevail.

10.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, by any party hereto without the prior written consent of the other party hereto, provided, however, Buyer may (i) assign this Agreement to an Affiliate, (ii) following the Closing, assign this Agreement to any subsequent acquirer of Buyer or the Business (by merger, consolidation, sale of stock or assets or otherwise) or (iii) pledge or assign its rights hereunder to its debt financing sources or an agent thereof as collateral security in connection with any debt financing; provided, further, that no assignment pursuant to the foregoing clauses (i)-(iii) shall limit Buyer’s obligations hereunder or relieve Buyer of any of its obligations hereunder. Notwithstanding the foregoing, (A) no assignee under the immediately preceding clauses (i)-(iii) shall have greater rights than Buyer and (B) Seller shall be able to assert against any such assignee all claims and defenses that could be asserted against Buyer.

10.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its respective successors and permitted assigns. Nothing in this Agreement, express or implied, shall confer on any Person other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, including any third-party beneficiary rights, except (a) as set forth in Section 6.5, and (b) that the Retained Firm shall be a third-party beneficiary of Section 10.17 to the extent it applies to the Retained Firm.

10.10 Failure or Delay Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

10.11 Specific Performance. Each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by such party and that any such breach would cause Buyer, on the one hand, and Seller, on the other hand, irreparable harm. Accordingly, each party hereto also agrees that, in the event of any breach or threatened breach of the provisions of this Agreement by such party, Buyer, on the one hand, and Seller, on the other hand, shall be entitled to equitable relief without the requirement of posting a bond or other security, including in the form of injunctions and orders for specific performance. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. Seller, on the one hand, and Buyer, on the other hand, hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by Seller or Buyer, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of Seller or Buyer, as applicable, under this Agreement.

10.12 Governing Law; Jurisdiction Waiver of Jury Trial.

(a) This Agreement shall be governed by the laws of the State of Delaware, its rules of conflict of laws notwithstanding. Each party hereby agrees and consents to be subject to the jurisdiction of the Court of Chancery of the State of Delaware in and for New Castle County, or if the Court of Chancery denies or lacks jurisdiction over such dispute, in any federal court having jurisdiction over the matter situated in New Castle County, Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over such particular dispute, any other appropriate state court within the State of Delaware, and, in each case, any appellate court therefrom, in any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby. Each party hereby irrevocably consents to the service of any and all process in any such Action by the delivery of such process to such party at the address and in the manner provided in Section 10.1 hereof. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Court of Chancery of the State of Delaware in and for New Castle County, or if the Court of Chancery lacks jurisdiction over such dispute, in any federal court having jurisdiction over the matter situated in New Castle County, Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over such particular dispute, any other appropriate state court within the State of Delaware, and, in each case, any appellate court therefrom, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS

CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12(b).

10.13 Counterparts. This Agreement may be executed in any number of counterparts, including by means of email in portable document format (.pdf), each of which when executed shall be deemed to be an original copy of this Agreement and all of which taken together shall constitute one and the same agreement.

10.14 Interpretation. As used in this Agreement, (a) the word “including” and any variation thereof means “including without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (b) the word “or” is not exclusive, unless the context otherwise requires; (c) words of any gender include each other gender; (d) words defined in the singular have the parallel meaning in the plural and vice versa; (e) references to “written” or “in writing” include in electronic form; and (f) the terms “hereof,” “herein,” “hereby,” “hereto,” “hereinafter,” “hereunder” and derivative or similar words refer to this entire Agreement as a whole, including the Schedules and Exhibits hereto, and not merely to any particular provision of this Agreement. All references in this Agreement to “dollars” or “$” shall mean United States Dollars and all payments hereunder shall be made in United States Dollars. All references to “has furnished or made available to Buyer” or “provided to Buyer” (or similar references, and with any correlative word or phrase) means was provided directly to Buyer or its representatives, in either tangible or electronic form, or was made available to Buyer and its representatives in the virtual data room prior to 12:01 a.m. Eastern Time on November 13, 2018 made available for purposes of the transactions contemplated by this Agreement. Accounting terms in this Agreement have the meanings given to them under GAAP, and in any cases in which there exist elective options or choices in GAAP determinations or in which management discretion is permitted in classification, standards, or other aspects of GAAP related determinations, the historical accounting principles and practices of the Company and the Company Subsidiaries shall continue to be applied on a consistent basis. All references to “days” in this Agreement shall mean calendar days except where the defined term “Business Days” is expressly referenced. When calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded (for example, if an action is to be taken within two (2) days of a triggering event and such event occurs on a Tuesday, then the action must be taken by the end of the day on Thursday). If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

10.15 Fees, Expenses and Other Payments. Except as otherwise provided in this Agreement, each party shall bear its own expenses in connection with the transactions contemplated by this Agreement, including costs of their respective attorneys, accountants, investment bankers, brokers and other representatives.

10.16 Non-Recourse.

(a) This Agreement may be enforced only by Buyer against, and any claim, action, suit, or other legal proceeding by Buyer may be brought only against, Seller, and then only as, and subject to the terms and limitations, expressly set forth in this Agreement. Neither Buyer nor any other Person shall have any recourse against any past, present, or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, Affiliate, agent, attorney, advisor, or other representative of Seller or of any Affiliate of Seller (including the Company and the Company Subsidiaries prior to the Closing) or any of their successors or permitted assigns (each, a “Seller Non-Recourse Person”), and no such Seller Non-Recourse Person shall have any liability for any obligations or liabilities of Seller under this Agreement or for any claim, action, or proceeding based on, in respect of or by reason of the transactions contemplated hereby.

(b) This Agreement may be enforced only by Seller against, and any claim, action, suit, or other legal proceeding by Seller may be brought only against, Buyer, and then only as, and subject to the terms and limitations, expressly set forth in this Agreement. Neither Seller nor any other Person shall have any recourse against any past, present, or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, Affiliate, agent, attorney, advisor, or other representative of Buyer or of any Affiliate of Buyer (including the Company and the Company Subsidiaries following the Closing) or any of their successors or permitted assigns (each, a “Buyer Non-Recourse Person”), and no such Buyer Non-Recourse Person shall have any liability for any obligations or liabilities of Buyer under this Agreement or for any claim, action, or proceeding based on, in respect of or by reason of the transactions contemplated hereby. For the avoidance of doubt, this Section 10.16(b) shall not be construed to limit any recourse of Seller against any Buyer Non-Recourse Person under and pursuant to the terms of the Equity Commitment Letter.

10.17 Certain Legal Representation Matters.

(a) In any dispute or proceeding arising under or in connection with this Agreement or the transactions contemplated by this Agreement, Seller shall have the right, at their election, to retain the firm of Skadden, Arps, Slate, Meagher & Flom LLP (the “Retained Firm”) to represent Seller in such matter and Buyer hereby irrevocably consents to, and waives any conflict associated with, any such representation in any such matter. Buyer acknowledges and agrees that the Retained Firm has acted as counsel for Seller (and its Affiliates), the Company and the Company Subsidiaries in connection with this Agreement. The parties agree that the fact that the Retained Firm has represented Seller, the Company and the Company Subsidiaries prior to the Closing shall not prevent the Retained Firm from representing Seller in connection with any matters involving this Agreement, including any disputes between any of the parties hereto that may arise after the Closing. Buyer and Seller hereby waive any actual or potential conflict of interest relating to the Retained Firm’s representation of Seller in the transactions contemplated by this Agreement.

(b) Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Company and the Company Subsidiaries) and their respective directors, officers, employees, Affiliates, controlling Persons and representatives and their respective successors and assigns, hereby irrevocably acknowledge and agree that all attorney-client communications between, on the one hand, Seller, the Company and/or any Company Subsidiary (and their respective directors, officers, employees, Affiliates, controlling persons and representatives) and, on the other hand, their counsel, including, without limitation, the Retained Firm, that specifically relate to the negotiation, preparation, execution and delivery of this Agreement or any schedule, exhibit, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions completed hereunder or in connection with the Closing of the transactions contemplated hereby, shall be deemed privileged communications as to which such privilege may only be waived by Seller and neither Buyer nor any Person purporting to act on behalf of or through Buyer will seek to obtain any such privileged communications by any process; provided, however, that any document, contract, agreement or other communication or matter drafted or entered into prior to the date hereof which will remain an asset of the Company or any Company Subsidiary following the Closing, or any portion of the Books and Records, regardless of whether any such document, contract, agreement, communication or other matter was disclosed or served as a schedule, exhibit, certificate or other document delivered hereto or thereto, shall not be privileged communication waivable only by Seller.

10.18 Jointly Drafted. This Agreement is the product of negotiations among the parties hereto, each of which is represented by legal counsel, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Rules of construction relating to interpretation against the drafter of an agreement shall not apply to this Agreement and are expressly waived by each party hereto. The parties hereto acknowledge and agree that prior drafts of this Agreement and the other agreements and documents contemplated hereby will not be deemed to provide any evidence as to the meaning of any provision hereof or the intent of the parties hereto with respect hereto and that such drafts will be deemed to be the joint work product of the parties hereto.

10.19 Time of the Essence. Time is of the essence with respect to the transactions contemplated by this Agreement and the other documents and agreements to be delivered at Closing.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned parties hereto have caused this Stock Purchase Agreement to be executed and delivered as of the date first written above.

SELLER:

ARMSTRONG FLOORING, INC.

By:	/s/ Donald R. Maier
Name: Donald R. Maier
Title: President and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

TARZAN HOLDCO, INC.

By:	/s/ Richard Hoffman
	Name:	Richard Hoffman
	Title:	Vice President

[Signature Page to Stock Purchase Agreement]